EXHIBIT 99.1

Centerra Gold Announces 2024 Year-End Mineral Reserves and Resources, Including an Initial Resource at Goldfield; Provides Exploration Update

All figures are in United States dollars unless otherwise stated. This news release contains forward-looking information that is subject to risk factors and assumptions as set out in the “Cautionary Note Regarding Forward-Looking Information” below.

TORONTO, Feb. 20, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces its 2024 year-end estimates for mineral reserves and mineral resources. Proven and probable gold mineral reserves were 3.5 million ounces and proven and probable copper mineral reserves were 1,150 million pounds, as of December 31, 2024. Measured and indicated gold mineral resources were 6.8 million ounces as of December 31, 2024, which includes the initial gold mineral resource at the Goldfield Project (“Goldfield”) of 706 thousand ounces.

Centerra Year-End Gold Mineral Reserves and Mineral Resources(1)

	2024			2023
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Total Proven and Probable Gold Mineral Reserves
Mount Milligan Mine	264,512	0.33	2,826	250,025	0.35	2,822
Öksüt Mine	20,080	1.03	662	25,255	1.01	819
Total	284,591	0.38	3,488	275,280	0.41	3,641
Total Measured and Indicated Gold Mineral Resources
Mount Milligan Mine	183,971	0.26	1,566	259,860	0.27	2,333
Öksüt Mine	2,617	0.69	58	6,752	0.55	119
Kemess Open Pit	111,682	0.27	980	111,682	0.27	980
Kemess Underground	139,920	0.50	2,265	139,920	0.50	2,265
Kemess East	93,454	0.39	1,182	93,454	0.39	1,182
Goldfield	30,833	0.71	706	-	-	-
Total	562,476	0.37	6,759	611,668	0.35	6,880
Inferred Gold Mineral Resources
Mount Milligan Mine	27,924	0.44	395	7,795	0.34	84
Öksüt Mine	130	1.06	4	348	0.78	9
Kemess Open Pit	13,691	0.26	116	13,691	0.26	116
Goldfield	2,267	0.41	30	-	-	-
Total	44,012	0.39	547	21,833	0.30	209

(1) As of December 31, 2024. Refer to Tables “Centerra Gold Inc. 2024 Year-End Mineral Reserve and Resource Summary – Gold” and “Centerra Gold Inc. 2024 Year-End Mineral Reserve and Resource Summary – Other Metals”, including their respective footnotes and the “Additional Footnotes” section below.

  Mount Milligan Mine (“Mount Milligan”): In 2024, the Company replaced mined mineral reserves at Mount Milligan by upgrading mineral resources. Centerra has successfully extended the life of mine at Mount Milligan to 2036 by increasing the use of mined-out areas of the open pit for potential acid generating (“PAG”) waste storage. This has increased available storage capacity in the existing tailings facility and extended the overall mine life for the current mineral reserve estimate.
  Kemess Project (“Kemess”): The Kemess property has substantial gold and copper resources in a highly prospective district with significant infrastructure already in place, including: a 300 kilometre, 230 kilovolt power line, one of the longest privately owned power lines in British Columbia; a 50,000 tonnes per day nameplate processing plant, which would require some refurbishment and equipment replacements; site infrastructure including a camp, administration facilities, truck shop and warehouse; and tailings storage through in-pit and an existing facility, which is capable of expansion. Centerra is currently working to incorporate the results of a drilling campaign conducted in 2024 at Kemess into an updated open pit resource model. The program included over 11,400 metres of core drilling for exploration, geotechnical, and metallurgical testing purposes.

  During 2024, Centerra commenced evaluation of technical concepts and engineering trade-off studies for potential restart options at Kemess. Early operating concepts include a combined open pit and conventional underground operation, which are expected to be less capital intensive and have a better cash flow profile than the previously permitted underground block cave concept. In addition to an exploration campaign in 2025 to further delineate the resources, the Company is planning on continuing to advance the technical studies that will include metallurgical testing for flowsheet optimization, mine plan optimization, materials handling infrastructure engineering, tailings design optimization, as well as initiation of environmental baseline studies. Early indications show potential for a long-life operation that takes advantage of the significant infrastructure already in place. The Company expects to provide an updated resource estimate and an accompanying update on the technical concept for Kemess in the second quarter of 2025.
  Goldfield: The initial measured and indicated gold mineral resource at Goldfield was 706 thousand ounces of gold, as of December 31, 2024, which includes both oxide and transition material, principally in the Gemfield, McMahon, and Jupiter deposits. In conjunction with exploration drilling, the Company completed metallurgical testwork resulting in run-of-mine recoveries in the mid-60% range (see “Additional Footnotes” section at the end of this release for details on recoveries), which is in line with expectations for a heap leach project and is expected to lower the capital investment required for the project. Based on the size of the resource estimate, the project does not meet Centerra’s requirements to support near-term development. The Company remains committed to maximizing the project’s potential, while exploring strategic and commercial options for Goldfield.

Centerra Year-End Copper Mineral Reserves and Mineral Resources(1)

	2024			2023
Property	Tonnes (kt)	Grade (%Copper)	Contained Copper (Mlbs)	Tonnes (kt)	Grade (% Copper)	Contained Copper (Mlbs)
Proven and Probable Copper Mineral Reserves
Mount Milligan Mine	264,512	0.20	1,150	250,025	0.17	961
Total	264,512	0.20	1,150	250,025	0.17	961
Measured and Indicated Copper Mineral Resources
Mount Milligan Mine	183,971	0.18	732	259,860	0.15	851
Kemess Open Pit	111,682	0.14	337	111,682	0.14	337
Kemess Underground	139,920	0.25	779	139,920	0.25	779
Kemess East	93,454	0.30	628	93,454	0.30	628
Total	529,027	0.21	2,476	604,916	0.19	2,595
Inferred Copper Mineral Resources
Mount Milligan Mine	27,924	0.12	74	7,795	0.14	24
Kemess Open Pit	13,691	0.16	48	13,691	0.16	48
Total	41,615	0.13	121	21,486	0.15	72

(1) As of December 31, 2024. Refer to Tables “Centerra Gold Inc. 2024 Year-End Mineral Reserve and Resource Summary – Gold” and “Centerra Gold Inc. 2024 Year-End Mineral Reserve and Resource Summary – Other Metals”, including their respective footnotes and the “Additional Footnotes” section below.

Exploration Update

Exploration activities in the fourth quarter of 2024 included drilling, surface rock and soil sampling, geological mapping, and geophysical surveying, targeting gold and copy mineralization at the Company’s projects and properties in Canada, Türkiye, and the United States.

2024 Exploration Highlights

  Confirming Mount Milligan’s long-life potential, the pit expanded to the west and southwest, due to significant intersections in the Goldmark and Saddle areas. Model expansion includes the south boundary area. Remodeling considers all holes drilled west of the Mount Milligan pit and resulted in defining the South Boundary inferred resource.
  At Kemess drilling was carried out in 2024 to assess the viability of start-up scenarios and open pit resource expansion. The goal was to expand near-surface mineralization west and southwest of the Kemess underground project.
  Resource delineation drilling for near surface oxide mineralization continued at the Goldfield project. Drilling intersected low-grade mineralization with a series of 10 to 30 metres at 0.4 grams per tonne (“g/t”).
  Most of the drilling was completed before the fourth quarter 2024, except at the Oakley project, in Idaho, United States (5,818 metres), Nallihan in Türkiye (4,829 metres) and Öksüt in Türkiye (421 metres). The drilling at Öksüt started late December 2024.
  Full year 2024 drilling totalled 72.3 kilometres, including greenfield projects.

2025 Exploration Outlook

  Exploration expenditures in 2025 are expected to be $35 to $45 million, including $20 to $25 million of brownfield exploration primarily at Mount Milligan and Kemess, and $15 to $20 million of greenfield and generative exploration programs.
  Centerra is expected to continue to explore the western extension of the Mount Milligan deposit and perform infill drilling to upgrade the inferred resources to indicated. Approximately 25% of the 2025 exploration expenditures are allocated to drilling programs at Mount Milligan to upgrade the inferred resources between Goldmark and North Slope and to test the extension of the South Boundary mineralization. A total of 45 kilometres of drilling is planned for 2025 at Mount Milligan.
  Centerra is expected to continue to explore Kemess, where the 2024 drilling resulted in delineation of mineralization between the Kemess Main open pit and Nugget (Centra Ridge zone). The 2025 exploration program at Kemess is focused on upgrading the resources along the five-kilometre-long mineralized trend. Approximately 13% of the 2025 exploration expenditures are allocated to Kemess to drill 12.5 kilometres.
  In the United States, Centerra is expected to continue to explore for near surface oxide mineralization within the Goldfield district and at Oakley. Centerra is also expected to continue advancing exploration work at its greenfield projects, Green Springs in Nevada and Jones Creek in Utah.
  In Türkiye, Centerra is expected to commence phase 2 drilling at the Nallihan joint venture project and to continue to explore for near surface mineralization southeast of the Öksüt pit.

Mount Milligan

  In 2024, the Company replaced mined mineral reserves at Mount Milligan by upgrading mineral resources. Ongoing exploration drilling program at the site is aimed at expanding the mineral resource base significantly to the west and southwest.
  In 2024, a total of 7,176 metres of infill drilling was completed in 25 drillholes, and 12,403 metres of brownfield exploration drilling was completed in 28 drillholes. Brownfield exploration focused on targets west of the current ultimate pit margins including the North Slope, Saddle West, and Boundary zones.
  The 2024 exploration drill results at the North Slope zone show potential for shallow as well as deep porphyry mineralization west of the ultimate pit boundary, adjacent to the Goldmark zone. Results from infill drilling in the MBX zone shows potential for resource expansion on the western pit wall margins and below the current pit boundary.
  The inclusion of all drillholes west of the Mount Milligan pit in the updated resource model resulted in the delineation of a potential satellite pit at south boundary. This area is one of the focus areas in the 2025 drilling campaign.
  Centerra continues to be encouraged by the significant mineral endowment and the potential for future resource additions at Mount Milligan. The Company is expected to invest approximately $9 to $12 million in exploration at Mount Milligan in 2025.

Mount Milligan Brownfield Drilling and Exploration

Figure 1: Plan view of Mount Milligan deposit showing 2024 resource shell.

Figure 2: Plan view of Mount Milligan deposit showing major porphyry trends.

Figure 3: East-West cross section of the Mount Milligan 2024 resource pit (looking north), showing gold and copper grade contours. The circled area is the 2025 target for infill drilling.

Figure 4: Long section view of Mount Milligan (looking northwest), showing gold and copper grade contours. Circled areas represent target areas for the 2025 infill drill program.

Figure 5: Plan view of Mt. Milligan showing the 2025 planned drilling program. Bright red holes are phase 1 priority holes intended to be completed by the end of the first quarter 2025. Drilling started in January 2025.

The DWBX zone is the depth extension of the WBX porphyry-style gold-copper mineralisation currently mined in the pit. Mineralization is associated with potassic alteration and early quartz veins within the DWBX stock and stock margins. Near surface and south of the DWBX is the King Richard zone. Results received to-date show the potential to extend the open pit to mine DWBX, King Richard, and DWBX Extension. Some selected significant results received during the year include:

Hole #24-1531: 26.0m @ 0.71 g/t Au, 0.188% Cu from 58m

Hole #24-1569: 37.8m @ 0.48 g/t Au, 0.229% Cu from 115m

Hole #24-1572: 30.3m @ 0.55 g/t Au, 0.176% Cu from 83m

Hole #24-1556: 48.4m @ 0.32 g/t Au, 0.204% Cu from 139m

Hole #24-1571: 58.0m @ 0.24 g/t Au, 0.068% Cu from 68m

Hole #24-1556: 83.8m @ 0.15 g/t Au, 0.127% Cu from 214m

Hole #24-1554: 73.0m @ 0.16 g/t Au, 0.168% Cu from 248m

Hole #24-1564: 18.7m @ 0.60 g/t Au, 0.161% Cu from 21m

The Goldmark zone is directly west of the current Mount Milligan pit design, situated above the high grade DWBX zone. In 2024, drilling continued to test the western extent of the Goldmark mineralisation that had been intersected in previous drill programs. Shallow porphyry-style gold and copper mineralisation is hosted at the margins of dykes and the Goldmark stock. High gold-low copper (“HGLC”) style mineralisation occurs throughout the zone. The results show potential for shallow resource additions and the extension of mineralisation west of the existing pit boundary. Significant results include:

Hole #24-1529: 65.0m @ 0.22 g/t Au, 0.191% Cu from 497m

Hole #24-1529: 19.2m @ 0.41 g/t Au, 0.038% Cu from 370m

Hole #24-1532: 20.0m @ 0.28 g/t Au, 0.030% Cu from 34m

Hole #24-1532: 11.5m @ 0.32 g/t Au, 0.205% Cu from 275m

The North Slope zone is approximately 1.5 kilometres west of the western margins of the existing pit boundary. Assays show multiple localized shallow zones of mineralisation related to the North Slope stock, with higher-grade porphyry-style gold and copper mineralization intersected near surface and at depth. Significant results include:

Hole #24-1533: 42.3m @ 0.41 g/t Au, 0.241% Cu from 25m

Hole #24-1533: 3.0m @ 4.47 g/t Au, 0.078% Cu from 448m

Hole #24-1536: 41.8m @ 0.33 g/t Au, 0.144% Cu from 244m

Hole #24-1536: 68.6m @ 0.16 g/t Au, 0.172% Cu from 305m

Hole #24-1536: 64.9m @ 0.29 g/t Au, 0.173% Cu from 378m

Hole #24-1543: 85.8m @ 0.24 g/t Au, 0.173% Cu from 336m

Hole #24-1543: 101.3m @ 0.20 g/t Au, 0.179% Cu from 451m

Hole #24-1563: 7.1m @ 2.21 g/t Au, 0.142% Cu from 81m

Hole #24-1563: 13.5m @ 1.09 g/t Au, 0.086% Cu from 32m

Hole #24-1566: 4.9m @ 8.11 g/t Au, 0.024% Cu from 238m

Hole #24-1566: 40.0m @ 0.33 g/t Au, 0.012% Cu from 136m

Hole #24-1567: 23.5m @ 4.27 g/t Au, 0.183% Cu from 160m

Hole #24-1567: 5.0m @ 5.01 g/t Au, 0.147% Cu from 291m

Hole #24-1567: 27.0m @ 2.83 g/t Au, 0.143% Cu from 342m

Hole #24-1567: 27.7m @ 3.63 g/t Au, 0.129% Cu from 483m

Kemess Project

  In 2024, 11,430 metres of core drilling was completed in 31 drillholes. These drillholes are expected to be incorporated into an updated mineral resource in the second quarter of 2025.
  The 2024 drill program targeted the area between the known mineralization at Nugget and the upper portion of the Kemess Underground zones. Significant drill intersections were received, confirming that the mineralization continues approximately five kilometres along strike.
  Geologic modeling and a preliminary resource estimate show continuous mineralization between the Nugget and Kemess North zone areas, which is expected to be the focus for the 2025 drill program. The program aims to upgrade inferred resources to indicated reserves and also to test, and potentially, confirm high grade mineralization in the deep Kemess offset zone.
  Centerra is encouraged by the large mineralization at Kemess and believes that it can be a future source of gold and copper production with a long mine life.

Some of the significant 2024 results include:

Hole #KN-24-013: 435m @ 0.43g/t Au, 0.23% Cu from 172m

Hole #KN-24-013: 402m @ 0.42g/t Au, 0.20% Cu from 47m

Hole #KN-24-017: 382m @ 0.38g/t Au, 0.19% Cu from 8m

Hole #KN-24-014: 342m @ 0.35g/t Au, 0.07% Cu from 56m

Hole #KN-24-019: 341m @ 0.34g/t Au, 0.16% Cu from 4m

Hole #KN-24-021: 311m @ 0.37g/t Au, 0.18% Cu from 0m

Figure 6: A long sectional view of the Kemes deposit showing a 0.2 g/t Au shell. The areas previously studied for a potential block cave mining scenario are shown within the dotted areas. The 2023 conceptual optimized pit is shown in grey.

Goldfield Project (“Goldfield”)

  In 2024, Centerra continued to explore within the Goldfield district, focusing on exploring near surface oxide mineralization.
  The 2024 drill program consisted of 175 drillholes over 20,028 metres with 45 core holes totaling 5,386 metres and 130 reverse circulation drillholes totaling 14,642 metres.
  Drilling at Goldfield’s other target areas did not yield meaningful results.

The Jupiter prospect exploration program focused on oxidized mineralization with an up-dip projection trending shallower on the eastern portion of the prospect. The Jupiter prospect is the northerly extension of the Gemfield deposit. Drilling was facilitated by land agreements and drill permits completed in late 2023. Results proved the up-dip projection of oxide mineralization in the prospect, however, the grades and thickness are uneconomic to include an appreciable amount of material into an optimized pit shell when the prevailing economic parameters were applied. A series of small satellite pits were delineated to be included in the Goldfield initial resource. Some of the significant results received for Jupiter include:

Hole #GEM24R279: 19.8m @ 2.55 g/t Au, 16.38 g/t Ag from 87m

Hole #GEM24R256: 36.6m @ 1.04 g/t Au, 1.09 g/t Ag from 20m

Hole #GEM24R319: 6.1m @ 5.36 g/t Au, 5.50 g/t Ag from 0m

Hole #GEM24R286: 24.4m @ 1.09 g/t Au, 1.96 g/t Ag from 23m

Hole #GEM24R249: 35.1m @ 0.41 g/t Au, 0.66 g/t Ag from 40m

Hole #GEM24R291: 30.5m @ 0.46 g/t Au, 0.70 g/t Ag from 15m

Hole #GEM24R289: 30.5m @ 0.40 g/t Au, 0.91 g/t Ag from 15m

Hole #GEM24R239: 32.0m @ 0.38 g/t Au, 1.04 g/t Ag from 11m

Oakley Project (“Oakley”)

  The 2024 drill program at Oakley completed 32 drillholes over 5,818 metres with 18 core holes totaling 2,995 metres and 14 reverse circulation drillholes totaling 2,823 metres.
  In 2024, drilling at the Cold Hill and Blue Hill prospects focused on expanding the known gold mineralization, while drilling at Red Rock and White Rock focused on new, untested drill targets.

At the Cold Hill target, four holes encountered significant mineralization, primarily represented by silicified pebble to cobble conglomerate and silicified volcanic ash, and with minor intersections within the underlying Paleozoic limestone, represented by decalcification and silicification. These intersections continue to define the lateral extent and width of the mineralization at Cold Hill. Some of the significant results received for Cold Hill include:

Hole #CC-24-04: 20.3m @ 0.24 g/t Au, 1.47 g/t Ag from 8m

Hole #CC-24-04: 20.9m @ 0.50 g/t Au, 4.00 g/t Ag from 37m

Hole #CC-24-07: 9.9m @ 0.69 g/t Au, 1.19 g/t Ag from 192m

Hole #CC-24-07: 1.0m @ 4.54 g/t Au, 0.90 g/t Ag from 200m

Drilling at the Blue Hill prospect focused on testing the margins of the known mineralization and following up on the higher-grade intersections identified in historic drilling. Mineralization was encountered in the most southwestern drillholes in the prospect, which shows the potential for additional mineralization towards the southwest. The mineralization is associated with strong silicification of the pebble to cobble conglomerate and silicification of the volcanic ash beds. Significant intersections are listed below.

Hole #BHC24R001: 19.8m @ 0.42 g/t Au, 4.19 g/t Ag from 24m

Hole #BHC24R003: 24.4m @ 0.45 g/t Au, 4.73 g/t Ag from 84m

Hole #BHC24R005: 64.0m @ 0.31 g/t Au, 2.74 g/t Ag from 50m

Hole #BHC24R005: 28.9m @ 0.25 g/t Au, 6.88 g/t Ag from 131m

Hole #BHC24R007: 21.4m @ 0.35 g/t Au, 3.11 g/t Ag from 90m

Hole #BHC24R007: 67.0m @ 0.50 g/t Au, 5.83 g/t Ag from 162m

Öksüt Mine (“Öksüt”)

Drilling started during December 2024, with a total of 431 metres completed at the Güneytepe pit to test for potential deep porphyry mineralization. The exploration for deep porphyry deposits was initiated in 2023, based on historical drillholes confirming potassic alteration related to porphyry intrusive rocks on the Öksüt license. In 2024, a detailed alteration analysis and modelling was completed, using data from historical and recent (2023) deep holes drilled in and around the Öksüt deposit. The analysis of these drillholes pointed to the presence of a large pyrophyllite alteration zone, which is an indicator for the presence of the upper parts of a porphyry system. The porphyry system was tested in 2024 by drilling additional deep holes under the Güneytepe pit. In 2025, Centerra expects to continue to explore for near surface oxide mineralization southeast of the Öksüt pit.

A full listing of the drill results has been filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and is available on the Company’s website at www.centerragold.com.

Centerra Gold Inc. 2024 Year-End Mineral Reserve and Resources Summary – Gold(1)
as of December 31, 2024 (see additional footnotes below)

Proven and Probable Gold Mineral Reserves
	Proven			Probable			Total Proven and Probable
Property	Tonnes	Grade	Contained Gold (koz)	Tonnes	Grade	Contained Gold (koz)	Tonnes	Grade	Contained Gold (koz)
	(kt)	(g/t)		(kt)	(g/t)		(kt)	(g/t)
Mount Milligan(4)	187,961	0.34	2,056	76,551	0.31	770	264,512	0.33	2,826
Öksüt	475	0.63	10	19,604	1.04	653	20,080	1.03	662
Total	188,436	0.34	2,065	96,155	0.46	1,423	284,591	0.38	3,488

Measured and Indicated Gold Mineral Resources(2)
	Measured			Indicated			Total Measured and Indicated
Property	Tonnes	Grade	Contained Gold (koz)	Tonnes	Grade	Contained Gold (koz)	Tonnes	Grade	Contained Gold (koz)
	(kt)	(g/t)		(kt)	(g/t)		(kt)	(g/t)
Mount Milligan(4)	91,827	0.25	743	92,144	0.28	824	183,971	0.26	1,566
Öksüt	393	0.55	7	2,224	0.72	51	2,617	0.69	58
Kemess Open Pit	-	-	-	111,682	0.27	980	111,682	0.27	980
Kemess Underground	-	-	-	139,920	0.50	2,265	139,920	0.50	2,265
Kemess East	-	-	-	93,454	0.39	1,182	93,454	0.39	1,182
Goldfield	9,729	1.08	339	21,103	0.54	368	30,833	0.71	706
Total	101,949	0.33	1,088	460,527	0.38	5,670	562,476	0.37	6,759

Inferred Gold Mineral Resources (3)
Property	Tonnes	Grade	Contained Gold (koz)
	(kt)	(g/t)
Mount Milligan (4)	27,924	0.44	395
Öksüt	130	1.06	4
Kemess Open Pit	13,691	0.26	116
Kemess Underground	-	-	-
Kemess East	-	-	-
Goldfield	2,267	0.41	30
Total	44,012	0.39	546

1) Centerra’s equity interests as of this news release are as follows: Mount Milligan 100%, Öksüt 100%, Kemess Open Pit, Kemess Underground and Kemess East 100%, Goldfield 100%. Mineral reserves and resources for these properties are presented on a 100% basis. Numbers may not add up due to rounding.
2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
4) Production at Mount Milligan is subject to a streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively, “Royal Gold”) which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay a reduced price per ounce of gold delivered. Mineral reserves and resources for the Mount Milligan property are presented on a 100% basis.

Centerra Gold Inc. 2024 Year-End Mineral Reserve and Resources Summary – Other Metals(1)
as of December 31, 2024 (see additional footnotes below)

	Tonnes (kt)	Copper Grade (%)	Contained Copper (Mlbs)	Molybdenum Grade (%)	Contained Molybdenum (Mlbs)	Silver Grade (g/t)	Contained Silver (koz)
Proven Mineral Reserves
Mount Milligan(4)	187,961	0.19	808	-	-	-	-
Thompson Creek	44,885	-	-	0.076	75		-
Probable Mineral Reserves
Mount Milligan(4)	76,551	0.20	342	-	-	-	-
Thompson Creek	68,104	-	-	0.057	86		-
Total Proven and Probable Mineral Reserves
Mount Milligan(4)	264,512	0.20	1,150	-	-	-	-
Thompson Creek	112,989	-	-	0.065	161		-
Total Copper and Molybdenum	377,501	0.20	1,150	0.065	161	-	-

Measured Mineral Resources(2)
Mount Milligan(4)	91,827	0.19	384	-	-	-	-
Thompson Creek	5,009	-	-	0.059	7	-	-
Endako	47,100	-	-	0.050	48	-	-
Indicated Mineral Resources(2)
Mount Milligan(4)	92,144	0.17	348	-	-	-	-
Kemess Open Pit	111,682	0.14	337	-	-	1.19	4,262
Kemess Underground	139,920	0.25	779	-	-	1.90	8,544
Kemess East	93,454	0.30	628	-	-	1.66	5,000
Thompson Creek	45,178	-	-	0.057	57	-	-
Endako	122,175	-	-	0.040	118	-	-
Total Measured and Indicated Mineral Resources(2)
Mount Milligan(4)	183,971	0.18	732	-	-	-	-
Kemess Open Pit	111,682	0.14	337	-	-	1.19	4,262
Kemess Underground	139,920	0.25	779	-	-	1.90	8,544
Kemess East	93,454	0.30	628	-	-	1.66	5,000
Total Copper and Silver	529,027	0.21	2,476	-	-	1.61	17,806
Thompson Creek	50,187	-	-	0.057	63	-	-
Endako	169,275	-	-	0.043	166	-	-
Total Molybdenum	219,462	-	-	0.046	229	-	-
Inferred Mineral Resources(3)
Mount Milligan(4)	27,924	0.12	74	-	-	-	-
Kemess Open Pit	13,691	0.16	48	-	-	1.40	615
Total Copper and Silver	41,615	0.13	121	-	-	1.40	615
Thompson Creek	10,523	-	-	0.072	17	-	-
Endako	47,325	-	-	0.040	44	-	-
Total Molybdenum	57,848	-	-	0.046	61	-	-

1) Centerra’s equity interests as of this news release are as follows: Mount Milligan 100%, Kemess Underground and Kemess East 100%, Thompson Creek 100%, and Endako 75%. Mineral reserves and resources for these properties are presented on a 100% basis. Numbers may not add up due to rounding.
2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
4) Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay a reduced percentage of the spot price per metric tonne of copper delivered. Mineral reserves and resources for the Mount Milligan property are presented on a 100% basis.

Additional Footnotes

General

  A conversion factor of 31.1035 grams per troy ounce of gold is used in the mineral reserve and mineral resource estimates.

Mount Milligan Mine

  The mineral reserves are reported based on a gold price of $1,800 per ounce, a copper price of $3.75 per pound and an exchange rate of 1USD:1.30CAD.
  The open pit mineral reserves are reported based on a Net Smelter Return (“NSR”) cut-off of $8.72 per tonne (C$11.33 per tonne) that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges to determine economic viability.
  The mineral resources are reported based on a gold price of $2,000 per ounce, a copper price of $4.00 per pound, and an exchange rate of 1USD:1.30CAD.
  The open pit mineral resources are constrained by a pit shell and are reported based on a NSR cut-off of $8.72 per tonne (C$11.33 per tonne) that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges to determine economic viability.
  Further information concerning the Mount Milligan deposit, operation, as well as environmental and other risks is described in Centerra’s most recently filed Annual Information Form and in the Mount Milligan Mine Technical Report, each of which has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.
  The resource tables above do not include the 2024 exploration drill results.

Öksüt Mine

  The mineral reserves are reported based on a gold price of $1,800 per ounce and an exchange rate of 1USD:34TL.
  The open pit mineral reserves are reported based on 0.16 grams of gold per tonne cut-off grade.
  Open pit optimization used an average life of mine (“LOM”) metallurgical recovery of 77%.
  The mineral resources are reported based on a gold price of $2,000 per ounce.
  Open pit mineral resources are constrained by a pit shell and are estimated based on 0.16 grams of gold per tonne cut-off grade.
  Further information concerning the Öksüt deposit, operation, as well as environmental and other risks is described in Centerra’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar and the Technical Report on the Öksüt Project, dated September 3, 2015, which is available on SEDAR+ at www.sedarplus.ca. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Kemess Open Pit and Underground

  The mineral resources are reported based on a gold price of $1,800 per ounce, copper price of $3.75 per pound and an exchange rate of 1USD:1.30CAD.
  The mineral resources are reported based on a NSR cut-off of C$12.92 open pit and a NSR shut-off value of C$22.92 per tonne for underground block cave mining option that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges.

Kemess East

  The mineral resources are reported based on a gold price of $1,800 per ounce, copper price of $3.75 per pound, and an exchange rate of 1USD:1.30CAD.
  The mineral resources are reported based on a NSR shut-off of C$22.92 per tonne for underground block cave mining option that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges.

Thompson Creek Mine

  The mineral reserves have been estimated based on a molybdenum price of $16.00 per pound.
  The open pit mineral reserves are based on a 0.030% molybdenum cut-off grade.
  The mineral resources have been estimated based on a molybdenum price of $18.50 per pound.
  The open pit mineral resources are constrained by a pit shell and are estimated based on a 0.025% molybdenum cut-off grade.
  Further information concerning the Thompson Creek deposit, current and planned operations as well as environmental and other risks are described in the technical report dated September 2024 and filed on SEDAR+ at www.sedarplus.ca. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and were carried out by independent, certified assay labs.

Endako Mine

  The mineral resources are reported based on a molybdenum price of C$14.00 per pound and an exchange rate of 1USD:1.25CAD.
  The open pit mineral resources are constrained by a pit shell and are estimated based on a 0.025% molybdenum cut-off grade.

Goldfield

  The mineral resources are reported based on a gold price of $2,000 per ounce.
  The open pit mineral resources are constrained by a pit shell and are estimated based on the following cut-off grades:

Gemfield: 0.10 g/t for oxide, transition, and sulphide

Jupiter: 0.10 g/t for oxide, transition, and sulphide

Goldfield Main: 0.14 g/t for oxide, 0.21 g/t for transition, 0.24 g/t for sulphide

McMahon Ridge: 0.14 g/t for oxide, 0.21 g/t for transition, 0.24 g/t for sulphide

  ROM recoveries were assumed to be 67% for the oxide and transition zones for Gemfield and Jupiter, and 62% and 31% for the oxide and transition zones, respectively, for McMahon Ridge.
  Goldfield Main recoveries considered tertiary crushing, and were 82% for oxide, 61% for transition and 50% for sulphide mineralization.

Qualified Person – Mineral Reserves and Resources

Christopher Richings, Professional Engineer, member of the Engineers and Geoscientists British Columbia (EGBC) and Centerra’s Vice President, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves at Mount Milligan and Thompson Creek contained in this news release. Mr. Richings is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Lars Weiershäuser, PhD and PGeo., and Centerra’s Director, Geology, has reviewed and approved the scientific and technical information related to mineral resource estimates contained in this news release related to Öksüt, Kemess Open Pit, Kemess Underground, Kemess East, Thompson Creek, and Endako. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

Andrey Shabunin, Professional Engineer, member of Professional Engineers of Ontario (PEO) and General Manager of Öksüt Mine, has reviewed and approved the scientific and technical information related to mineral reserves at Öksüt contained in this news release. Mr. Shabunin is a Qualified Person within the meaning of NI 43-101.

AC (Chris) Hunter, Professional Geoscientist, member of the Engineers and Geoscientists of British Columbia (EGBC) and Centerra’s Senior Geologist, has reviewed and approved the scientific and technical information related to mineral resources estimates at Mount Milligan contained in this news release. Mr. Hunter is a Qualified Person within the meaning of NI 43-101.

Karen Chiu, MSc., PGeo, and Centerra’s Corporate Geologist, has reviewed and approved the scientific and technical information related to mineral resource estimates contained in this news release related to Goldfield. Ms. Chiu is a Qualified Person within the meaning of NI 43-101.

All other scientific and technical information presented in this document were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer whom is a qualified person for the purpose of NI 43-101.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

Mineral reserve and mineral resource estimates are forward-looking information and are based on key assumptions and are subject to material risk factors. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows, and the market price of Centerra’s shares could be adversely affected. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations, prospects, financial condition, results of operations or cash flows, and the market price of Centerra’s shares. See the section entitled “Risk That Can Affect Centerra’s Business” in the Company’s annual Management’s Discussion and Analysis (MD&A) for the year-ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar  and see also the discussion below under the heading “Caution Regarding Forward-looking Information”.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared, reviewed, verified, and compiled in accordance with the standards of NI 43-101 by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Member of Engineers and Geoscientists British Columbia, and Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Exploration information and related scientific and technical information in this document regarding the Öksüt Mine, the Goldfield District Project, Oakley Project, and all other exploration projects were prepared, reviewed, verified, and compiled in accordance with the standards of NI 43-101 by Richard Adofo, Member of the Professional Association of Geoscientists Ontario and Vice President, Exploration & Resource at Centerra, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

All other scientific and technical information presented in this document were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO), who is a qualified person for the purpose of NI 43-101.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “assume”, “believes”, “continue”, “encouraged”, “estimate”, “expect”, “future”, “ongoing”, “plan”, “potential”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms. Such statements include but may not be limited to: mineral reserve and mineral resource estimates; life of mine estimates and operating and capital costs; future exploration potential; timing and scope of future exploration (brownfields or greenfields); the ability of the Company to increase mineral reserves or mineral resources at any of its properties; the future success of Kemess including the results of an updated resource estimate and accompanying update on its technical concept including mining methods; the ability of the Company to achieve 50,000 tonnes per day at the Kemess processing plant; the ability of the Company to expand the existing tailings facility at Kemess; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Market price fluctuations in gold, copper, and other metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves. The extent to which mineral resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Economic and technological factors, which may change over time, always influence the evaluation of mineral reserves or mineral resources. Centerra has not adjusted mineral resource figures in consideration of these risks and, therefore, Centerra can give no assurances that any mineral resource estimate will ultimately be reclassified as proven and probable mineral reserves.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

Centerra’s mineral reserve and mineral resource figures are estimates, and Centerra can provide no assurances that the indicated levels of gold or copper will be produced, or that Centerra will receive the metal prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Centerra believes that these mineral reserve and mineral resource estimates are well established, and the best estimates of Centerra’s management, by their nature mineral reserve and mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences, which may ultimately prove unreliable. If Centerra’s mineral reserve or mineral reserve estimates for its properties are inaccurate or are reduced in the future, this could have an adverse impact on Centerra’s future cash flows, earnings, results, or operations and financial condition.

Centerra estimates the future mine life of its operations. Centerra can give no assurance that mine life estimates will be achieved. Failure to achieve these estimates could have an adverse impact on Centerra’s future cash flows, earnings, results of operations, and financial condition.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Photos accompanying this announcement are available at
https://www.globenewswire.com/NewsRoom/AttachmentNg/5d429e9b-0f77-4c3e-93a3-e5e3e1236b9f

https://www.globenewswire.com/NewsRoom/AttachmentNg/e8e85ba0-972a-4719-9989-96dce800f6b7

https://www.globenewswire.com/NewsRoom/AttachmentNg/2f927cb5-41ed-4049-8b1b-7bf40c8f8d3c

https://www.globenewswire.com/NewsRoom/AttachmentNg/dbd0885a-b4c3-4ff2-9733-c8647acf5ad7

https://www.globenewswire.com/NewsRoom/AttachmentNg/aaf3c0f7-8a11-49ec-a2ae-ff0893cd41e4

https://www.globenewswire.com/NewsRoom/AttachmentNg/8e68d72f-e05f-4797-b545-a93b491f9017

A PDF accompanying this announcement is available at
http://ml.globenewswire.com/Resource/Download/ad1e1cd4-3da5-4e09-92c0-75837fda9432

centerraGOLD

Centerra Gold Inc. - Mount Milligan
Drill Hole Locations
Period: from January 1, 2024 to December 31, 2024

Hole ID	Quarter Drilled	Location Easting	Location Northing	Elevation (m)	Length (m)	Collar Azimuth	Collar Dip	Zone
24-1515	Q1 2024	435029.00	6108768.00	1016.00	150 / 205.13	359	-63	66 Zone
24-1516	Q1 2024	434651.00	6108908.00	980.00	150 / 163.68	19	-85	66 Zone
24-1517	Q1 2024	434868.00	6108786.00	995.00	240 / 258.32	359	-61	66 Zone
24-1518	Q1 2024	434868.00	6108788.00	995.00	220 / 245.97	179	-61	66 Zone
24-1519	Q2 2024	434708.00	6108930.00	992.00	150 / 157.58	60	-75	66 Zone
24-1520	Q2 2024	435083.00	6108924.00	1010.00	150 / 152.40	269	-60	66 Zone
24-1521	Q2 2024	435031.00	6109062.00	1009.00	180 / 195.99	271	-59	66 Zone
24-1522	Q2 2024	434959.00	6109175.00	1025.00	250 / 233.78	271	-56	66 Zone
24-1523	Q2 2024	434835.00	6108297.00	1110.00	450 / 461.62	285	-58	Southern Star
24-1524	Q2 2024	434177.00	6108788.00	1073.00	220 / 229.82	269	-51	Saddle
24-1525	Q2 2024	434489.00	6109983.00	1099.00	400 / 465.00	180	-55	Oliver
24-1526	Q2 2024	434340.00	6108643.00	1103.00	300 / 300.23	249	-65	Southern Star
24-1527	Q2 2024	433714.00	6109673.00	1177.00	300 / 285.44	98	-80	DWBX
24-1528	Q2 2024	434253.00	6109947.00	1102.00	420 / 423.00	180	-55	Oliver
24-1529	Q2 2024	433624.00	6109604.00	1198.00	650 / 642.21	104	-76	Goldmark
24-1530	Q2 2024	434816.00	6109978.00	1093.00	450 / 472.50	179	-60	Oliver
24-1531	Q2 2024	434641.00	6109831.00	1067.00	330 / 330.00	181	-53	MBX
24-1532	Q2 2024	433354.00	6109644.00	1242.00	400 / 401.42	280	-75	Goldmark (BF)
24-1533	Q2 2024	433210.00	6109431.00	1291.00	550 / 598.17	103	-80	North Slope
24-1534	Q2 2024	433105.00	6109412.00	1277.00	550 / 551.84	107	-80	North Slope
24-1536	Q2 2024	433124.00	6109552.00	1267.00	500 / 539.50	108	-83	North Slope
24-1539	Q2 2024	432731.00	6109435.00	1314.00	200 / 217.93	99	-83	North Slope
24-1540	Q2 2024	432034.00	6109284.00	1221.00	560 / 567.00	114	-71	North Slope (heli)
24-1541	Q2 2024	432389.00	6109593.00	1328.00	600 / 607.62	59	-78	North Slope
24-1542	Q2 2024	432747.00	6108413.00	1175.00	600 / 600.00	282	-70	Boundary (heli)
24-1543	Q2 2024	432405.00	6109455.00	1317.00	600 / 593.45	110	-83	North Slope
24-1544	Q2 2024	431962.00	6109529.00	1289.00	200 / 210.01	115	-75	North Slope
24-1546	Q2 2024	432113.00	6109699.00	1310.00	600 / 611.73	115	-75	North Slope
24-1548	Q3 2024	433493.00	6108454.00	1223.00	600 / 570.00	99	-80	Boundary
24-1549	Q3 2024	431886.00	6109582.00	1267.00	200 / 238.66	115	-78	North Slope
24-1550	Q3 2024	431987.00	6109624.00	1278.00	600 / 599.54	88	-76	North Slope
24-1551	Q3 2024	433380.00	6108441.00	1235.00	340 / 363.39	83	-78	Boundary
24-1552	Q3 2024	433241.00	6108225.00	1312.00	350 / 351.00	110	-75	Boundary
24-1553	Q3 2024	431819.00	6109470.00	1223.00	200 / 206.35	103	-80	North Slope
24-1554	Q3 2024	433698.00	6108819.00	1104.00	320 / 321.00	88	-50	King Richard
24-1555	Q3 2024	432860.00	6109438.00	1296.00	530 / 551.99	10	-84	North Slope
24-1556	Q3 2024	433941.00	6108763.00	1126.00	300 / 300.00	250	-65	King Richard
24-1557	Q3 2024	432810.00	6108739.00	1170.00	550 / 93.00	110	-75	Saddle West
24-1558	Q3 2024	433058.00	6109486.00	1280.00	550 / 589.64	120	-83	North Slope
24-1559	Q3 2024	432811.00	6108735.00	1093.00	550 / 30.00	110	-75	Saddle West
24-1560	Q3 2024	433409.00	6108333.00	1262.00	330 / 330.00	115	-75	Boundary
24-1561	Q3 2024	433213.00	6108525.00	1206.00	300 / 309.00	111	-80	Boundary
24-1562	Q3 2024	433168.00	6109353.00	1273.00	480 / 480.67	100	-80	North Slope

centerragold

Centerra Gold Inc. - Mount Milligan
Drill Hole Locations

Period: from January 1, 2024 to December 31, 2024

Hole ID	Quarter Drilled	Location Easting	Location Northing	Elevation (m)	Length (m)	Collar Azimuth	Collar Dip	Zone
24-1563	Q3 2024	433039.00	6109349.00	1262.00	550 / 544.98	120	-79	North Slope
24-1564	Q3 2024	433787.00	6108791.00	1120.00	250 / 261.00	134	-82	King Richard
24-1565	Q3 2024	432974.00	6108769.00	1106.00	550 / 549.00	109	-75	Saddle West
24-1566	Q3 2024	432900.00	6109447.00	1294.00	550 / 559.92	92	-82	North Slope
24-1567	Q3 2024	433162.00	6109464.00	1284.00	550 / 536.75	100	-82	North Slope
24-1568	Q3 2024	434366.00	6109289.00	927.00	150 / 169.77	216	-89	MBX Zone
24-1569	Q3 2024	434414.00	6109565.00	893.00	150 / 154.53	86	-85	MBX Zone
24-1570	Q3 2024	434429.00	6109453.00	875.00	200 / 300.84	267	-89	MBX Zone
24-1571	Q3 2024	434379.00	6109492.00	884.00	200 / 221.59	123	-89	MBX Zone
24-1572	Q3 2024	434418.00	6109376.00	871.00	200 / 224.64	324	-89	MBX Zone

Projection: UTM NAD83 Zone 10N
Azimuth: Relative to True North

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1567	Q3 2024	North Slope	483.3	511	27.7	3.626	0.129	1.42
24-1567	Q3 2024	North Slope	159.5	183	23.5	4.27	0.183	23.65
24-1567	Q3 2024	North Slope	488	494.4	6.4	15.109	0.19	1.53
24-1567	Q3 2024	North Slope	159.5	171.4	11.9	7.96	0.335	42.54
24-1516	Q1 2024	66	6.09	111.20	105.11	0.743	0.021	0.5
24-1567	Q3 2024	North Slope	342.44	369.4	26.96	2.825	0.143	5.53
24-1517	Q1 2024	66	8.00	185.00	177.00	0.426	0.027	0.4
24-1567	Q3 2024	North Slope	349.76	364.2	14.44	5.089	0.109	8.11
24-1515	Q1 2024	66	7.90	14.40	6.50	6.574	0.013	6.7
24-1515	Q1 2024	66	7.90	10.05	2.15	19.300	0.029	15.8
24-1566	Q3 2024	North Slope	238.15	243	4.85	8.114	0.024	0.63
24-1566	Q3 2024	North Slope	239.75	241.1	1.35	28.9	0.04	1.6
24-1524	Q2 2024	Saddle	7.30	225.05	217.75	0.173	0.301	1.2
24-1521	Q2 2024	66	8.29	128.52	120.23	0.282	0.034	1.1
24-1519	Q2 2024	66	62.00	96.10	34.10	0.803	0.023	1.1
24-1567	Q3 2024	North Slope	291	296	5	5.012	0.147	19.98
24-1567	Q3 2024	North Slope	291.75	293.3	1.55	15.6	0.342	34.3
24-1516	Q1 2024	66	57.00	78.45	21.45	1.075	0.017	0.3
24-1561	Q3 2024	Boundary	274	280.9	6.9	3.03	0.189	8.76
24-1543	Q3 2024	North Slope	336.19	422.00	85.81	0.240	0.173	1.8
24-1522	Q2 2024	66	6.09	49.53	43.44	0.467	0.126	0.7
24-1543	Q3 2024	North Slope	451.21	552.50	101.29	0.200	0.179	2.8
24-1561	Q3 2024	Boundary	277.1	279	1.9	10.495	0.442	24.92
24-1551	Q3 2024	Boundary	60	65	5	3.932	0.237	13.36
24-1520	Q2 2024	66	97.22	152.40	55.18	0.347	0.023	0.3
24-1536	Q2 2024	North Slope	378.07	443.00	64.93	0.294	0.173	3.7
24-1551	Q3 2024	Boundary	63	63.85	0.85	21.8	0.654	56.4
24-1531	Q2 2024	MBX	58.00	84.00	26.00	0.708	0.188	5.7
24-1569	Q3 2024	MBX	115.16	153	37.84	0.482	0.229	1.19
24-1519	Q2 2024	66	71.79	78.00	6.21	2.791	0.002	1.2
24-1533	Q2 2024	North Slope	24.69	67.00	42.31	0.409	0.241	3.1
24-1572	Q3 2024	MBX	82.74	113	30.26	0.552	0.176	10.23
24-1563	Q3 2024	North Slope	81.4	88.5	7.1	2.208	0.142	2.35
24-1556	Q3 2024	King Richard	139	187.35	48.35	0.323	0.204	0.67
24-1526	Q2 2024	Southern Star	245.00	300.23	55.23	0.270	0.120	0.7
24-1563	Q3 2024	North Slope	31.5	45	13.5	1.089	0.086	2.18
24-1529	Q2 2024	Goldmark	497.00	562.00	65.00	0.223	0.191	0.9
24-1563	Q3 2024	North Slope	87	88.5	1.5	9.519	0.481	7.1
24-1525	Q2 2024	Oliver	194.00	230.00	36.00	0.390	0.217	0.6
24-1571	Q3 2024	MBX	68	126	58	0.237	0.068	0.26
24-1522	Q2 2024	66	82.60	95.00	12.40	1.099	0.020	0.4
24-1536	Q2 2024	North Slope	244.30	286.05	41.75	0.326	0.144	4.8
24-1533	Q2 2024	North Slope	448.00	451.00	3.00	4.471	0.078	3.6

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1566	Q3 2024	North Slope	136	176	40	0.333	0.012	0.25
24-1533	Q2 2024	North Slope	449.27	451.00	1.73	7.647	0.050	4.6
24-1563	Q3 2024	North Slope	43.75	45	1.25	10.5	0.055	12.6
24-1556	Q3 2024	King Richard	214.2	298	83.8	0.153	0.127	0.8
24-1516	Q1 2024	66	6.09	7.95	1.86	6.822	0.015	2.5
24-1517	Q1 2024	66	141.50	147.60	6.10	1.984	0.064	0.4
24-1517	Q1 2024	66	157.00	165.50	8.50	1.400	0.059	0.2
24-1522	Q2 2024	66	87.00	93.00	6.00	1.913	0.011	0.5
24-1554	Q3 2024	King Richard	248	321	73	0.157	0.168	2.04
24-1564	Q3 2024	King Richard	21.3	40	18.7	0.6	0.161	6.34
24-1572	Q3 2024	MBX	87.48	92.04	4.56	2.375	0.662	47.38
24-1536	Q2 2024	North Slope	305.45	374.00	68.55	0.156	0.172	2.0
24-1567	Q3 2024	North Slope	98.2	102	3.8	2.795	0.087	11.23
24-1531	Q2 2024	MBX	62.00	66.84	4.84	2.182	0.716	27.2
24-1567	Q3 2024	North Slope	98.2	100	1.8	5.74	0.149	22.6
24-1522	Q2 2024	66	127.52	139.75	12.23	0.817	0.014	0.3
24-1533	Q2 2024	North Slope	326.00	368.00	42.00	0.226	0.152	2.1
24-1522	Q2 2024	66	55.02	66.90	11.88	0.779	0.007	0.5
24-1516	Q1 2024	66	102.00	106.00	4.00	2.303	0.033	1.4
24-1522	Q2 2024	66	99.16	117.00	17.84	0.512	0.021	1.2
24-1531	Q2 2024	MBX	88.40	98.00	9.60	0.945	0.053	1.0
24-1564	Q3 2024	King Richard	116	153.78	37.78	0.24	0.116	0.73
24-1522	Q2 2024	66	37.00	39.00	2.00	4.505	0.086	0.4
24-1543	Q3 2024	North Slope	261.21	289.10	27.89	0.320	0.055	4.0
24-1571	Q3 2024	MBX	175.25	189.75	14.5	0.602	0.145	4.7
24-1555	Q3 2024	North Slope	129	142	13	0.669	0.01	0.18
24-1554	Q3 2024	King Richard	45	85	40	0.216	0.129	1.25
24-1522	Q2 2024	66	62.18	66.90	4.72	1.781	0.002	0.3
24-1570	Q3 2024	MBX	121.01	146.66	25.65	0.326	0.066	3.66
24-1565	Q3 2024	Saddle West	306	348	42	0.192	0.2	1.92
24-1529	Q2 2024	Goldmark	369.72	388.92	19.20	0.411	0.038	2.9
24-1531	Q2 2024	MBX	104.00	127.91	23.91	0.326	0.104	1.7
24-1531	Q2 2024	MBX	175.00	212.00	37.00	0.205	0.154	0.5
24-1531	Q2 2024	MBX	88.40	90.00	1.60	4.640	0.126	3.6
24-1556	Q3 2024	King Richard	21.2	58	36.8	0.198	0.137	0.92
24-1528	Q2 2024	Oliver	121.00	156.00	35.00	0.208	0.032	0.4
24-1533	Q2 2024	North Slope	56.99	61.00	4.01	1.800	0.532	7.9
24-1563	Q3 2024	North Slope	318	339.85	21.85	0.33	0.071	2.74
24-1522	Q2 2024	66	130.00	134.00	4.00	1.780	0.013	0.4
24-1543	Q3 2024	North Slope	359.00	365.00	6.00	1.185	0.569	6.5
24-1536	Q2 2024	North Slope	184.10	197.21	13.11	0.530	0.028	1.2
24-1548	Q3 2024	Boundary	244.75	259.55	14.8	0.451	0.122	3.24

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1550	Q3 2024	North Slope	13.00	29.00	16.00	0.413	0.009	0.4
24-1567	Q3 2024	North Slope	108	111.1	3.1	2.115	0.133	5.02
24-1525	Q2 2024	Oliver	*227.00*	*230.00*	*3.00*	*2.143*	*1.617*	*2.0*
24-1516	Q1 2024	66	124.65	141.20	16.55	0.388	0.012	0.4
24-1566	Q3 2024	North Slope	494.5	502.25	7.75	0.824	0.011	1.88
24-1555	Q3 2024	North Slope	170	188.45	18.45	0.343	0.011	0.3
24-1522	Q2 2024	66	*99.16*	*103.00*	*3.84*	*1.647*	*0.012*	*0.4*
24-1570	Q3 2024	MBX	249	275.64	26.64	0.231	0.023	0.2
24-1531	Q2 2024	MBX	278.00	308.00	30.00	0.205	0.205	0.6
24-1536	Q2 2024	North Slope	485.25	540.11	54.86	0.112	0.258	1.6
24-1555	Q3 2024	*North Slope*	*140.7*	*142*	*1.3*	*4.713*	*0.013*	*0.6*
24-1534	Q2 2024	North Slope	263.50	303.00	39.50	0.154	0.168	2.7
24-1550	Q3 2024	North Slope	512.15	530.00	17.85	0.331	0.424	5.6
24-1566	Q3 2024	*North Slope*	*136*	*140*	*4*	*1.468*	*0.013*	*0.35*
24-1567	Q3 2024	*North Slope*	*110*	*111.1*	*1.1*	*5.212*	*0.141*	*8.5*
24-1566	Q3 2024	North Slope	515	518	3	1.878	0.054	1.65
24-1555	Q3 2024	North Slope	42.8	50.5	7.7	0.73	0.081	2.51
24-1532	Q2 2024	Goldmark	34.00	54.00	20.00	0.280	0.030	1.4
24-1533	Q2 2024	North Slope	374.00	389.00	15.00	0.370	0.117	2.7
24-1566	Q3 2024	*North Slope*	*515*	*516.4*	*1.4*	*3.908*	*0.025*	*2.4*
24-1569	Q3 2024	MBX	82.05	91.07	9.02	0.567	0.083	5.78
24-1515	Q1 2024	66	56.00	91.40	35.40	0.144	0.006	0.2
24-1533	Q2 2024	North Slope	127.00	145.00	18.00	0.282	0.026	1.2
24-1569	Q3 2024	MBX	3.66	28	24.34	0.208	0.131	0.18
24-1532	Q2 2024	Goldmark	60.05	78.00	17.95	0.282	0.022	0.5
24-1569	Q3 2024	MBX	*132.81*	*136*	*3.19*	*1.584*	*0.581*	*1*
24-1555	Q3 2024	*North Slope*	*44.25*	*44.78*	*0.53*	*9.467*	*0.516*	*24.6*
24-1528	Q2 2024	Oliver	307.00	334.00	27.00	0.185	0.056	0.6
24-1517	Q1 2024	66	*67.00*	*69.00*	*2.00*	*2.468*	*0.010*	*0.5*
24-1536	Q2 2024	North Slope	*418.10*	*419.50*	*1.40*	*3.496*	*0.675*	*25.7*
24-1562	Q3 2024	North Slope	393	411.7	18.7	0.261	0.138	3.26
24-1543	Q3 2024	North Slope	557.35	586.20	28.85	0.168	0.315	4.8
24-1534	Q2 2024	North Slope	303.00	352.15	49.15	0.096	0.114	1.1
24-1528	Q2 2024	Oliver	408.00	412.25	4.25	1.108	0.037	5.9
24-1568	Q3 2024	MBX	94	100	6	0.772	0.431	1.13
24-1567	Q3 2024	North Slope	391	412.25	21.25	0.217	0.22	3.05
24-1562	Q3 2024	*North Slope*	*445.15*	*446.2*	*1.05*	*4.383*	*0.266*	*16*
24-1531	Q2 2024	MBX	34.00	50.00	16.00	0.284	0.087	0.7
24-1528	Q2 2024	Oliver	*409.70*	*412.25*	*2.55*	*1.776*	*0.035*	*9.5*
24-1528	Q2 2024	Oliver	91.00	111.00	20.00	0.224	0.028	0.3
24-1572	Q3 2024	MBX	*90.13*	*91.06*	*0.93*	*4.771*	*2.04*	*113*
24-1543	Q3 2024	North Slope	176.00	180.25	4.25	1.042	0.085	0.6

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1528	**Q2 2024**	Oliver	275.15	301.50	26.35	0.167	0.066	0.2
24-1534	**Q2 2024**	North Slope	44.00	52.00	8.00	0.545	0.061	1.2
24-1564	**Q3 2024**	King Richard	47	57	10	0.435	0.048	0.98
24-1534	**Q2 2024**	North Slope	223.70	259.00	35.30	0.123	0.147	2.0
24-1562	**Q3 2024**	North Slope	251	283	32	0.134	0.173	1.58
24-1521	**Q2 2024**	66	134.00	136.00	2.00	2.129	0.030	0.8
24-1563	**Q3 2024**	North Slope	242.77	276.3	33.53	0.124	0.125	1.33
24-1536	**Q2 2024**	North Slope	*193.50*	*195.70*	*2.20*	*1.856*	*0.029*	*2.5*
24-1551	**Q3 2024**	Boundary	266.5	281.55	15.05	0.271	0.09	2.26
24-1563	**Q3 2024**	North Slope	404	424	20	0.202	0.178	5.57
24-1568	**Q3 2024**	MBX	14	32	18	0.221	0.081	0.19
24-1520	**Q2 2024**	66	43.72	60.00	16.28	0.242	0.027	0.3
24-1569	**Q3 2024**	MBX	*82.05*	*83.52*	*1.47*	*2.68*	*0.366*	*32.9*
24-1522	**Q2 2024**	66	146.00	160.00	14.00	0.277	0.019	0.3
24-1563	**Q3 2024**	*North Slope*	*327.51*	*329*	*1.49*	*2.598*	*0.053*	*11.5*
24-1564	**Q3 2024**	King Richard	210	259	49	0.079	0.12	0.43
24-1540	**Q2 2024**	North Slope(heli)	371.20	390.75	19.55	0.198	0.034	1.1
24-1548	**Q3 2024**	Boundary	536.85	558.2	21.35	0.18	0.228	1.01
24-1571	**Q3 2024**	MBX	138	154.5	16.5	0.232	0.178	0.34
24-1570	**Q3 2024**	MBX	152.97	159.61	6.64	0.576	0.092	20.05
24-1558	**Q3 2024**	North Slope	111	129.58	18.58	0.205	0.027	0.54
24-1555	**Q3 2024**	North Slope	301	323	22	0.173	0.099	1.19
24-1556	**Q3 2024**	*King Richard*	*184*	*187.35*	*3.35*	*1.121*	*0.422*	*1.58*
24-1570	**Q3 2024**	MBX	281	295	14	0.268	0.015	0.25
24-1532	**Q2 2024**	Goldmark	275.00	286.52	11.52	0.323	0.205	12.0
24-1555	**Q3 2024**	North Slope	534.5	540.45	5.95	0.623	0.065	9.04
24-1566	**Q3 2024**	*North Slope*	*500.5*	*502.25*	*1.75*	*2.109*	*0.009*	*4.64*
24-1534	**Q2 2024**	North Slope	*44.00*	*46.48*	*2.48*	*1.484*	*0.039*	*1.1*
24-1566	**Q3 2024**	North Slope	423	434.45	11.45	0.318	0.099	1.79
24-1533	**Q2 2024**	North Slope	554.00	598.17	44.17	0.081	0.246	2.0
24-1516	**Q1 2024**	66	*39.00*	*41.00*	*2.00*	*1.787*	*0.004*	*0.1*
24-1558	**Q3 2024**	North Slope	7.31	33	25.69	0.139	0.184	0.93
24-1563	**Q3 2024**	North Slope	433.9	445	11.1	0.321	0.157	6.91
24-1567	**Q3 2024**	*North Slope*	*178.93*	*181*	*2.07*	*1.709*	*0.03*	*8.3*
24-1529	**Q2 2024**	Goldmark	190.00	218.00	28.00	0.124	0.166	2.7
24-1556	**Q3 2024**	King Richard	86.3	112	25.7	0.133	0.124	0.69
24-1555	**Q3 2024**	North Slope	513.4	519	5.6	0.609	0.061	0.86
24-1551	**Q3 2024**	Boundary	341	356.42	15.42	0.221	0.129	1.43
24-1555	**Q3 2024**	North Slope	446	472	26	0.131	0.177	3.43
24-1543	**Q3 2024**	North Slope	*176.00*	*178.00*	*2.00*	*1.696*	*0.083*	*0.6*
24-1531	**Q2 2024**	MBX	155.07	169.00	13.93	0.243	0.146	0.6
24-1558	**Q3 2024**	North Slope	426	443	17	0.198	0.045	1.9
24-1516	**Q1 2024**	66	*46.00*	*48.00*	*2.00*	*1.674*	*0.194*	*0.6*
24-1551	**Q3 2024**	Boundary	297	309.25	12.25	0.272	0.091	0.75

centerraGOLD

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1527	Q2 2024	DWBX	66.90	71.00	4.10	0.810	0.018	3.9
24-1564	Q3 2024	King Richard	28	31	3	1.107	0.304	12.57
24-1562	Q3 2024	North Slope	211	215	4	0.83	0.084	4.15
24-1536	Q2 2024	North Slope	217.32	227.00	9.68	0.342	0.080	2.7
24-1534	Q2 2024	North Slope	488.00	519.20	31.20	0.106	0.099	0.3
24-1548	Q3 2024	Boundary	173	178	5	0.657	0.044	2.17
24-1550	Q3 2024	North Slope	534.49	556.00	21.51	0.152	0.193	2.5
24-1519	Q2 2024	66	120.00	134.00	14.00	0.229	0.164	1.8
24-1529	Q2 2024	Goldmark	505.00	507.00	2.00	1.603	0.052	0.8
24-1558	Q3 2024	North Slope	339.4	356.95	17.55	0.181	0.184	2.41
24-1534	Q2 2024	North Slope	362.25	383.00	20.75	0.153	0.177	2.2
24-1517	Q1 2024	66	181.00	182.40	1.40	2.267	0.114	0.6
24-1532	Q2 2024	Goldmark	268.68	270.00	1.32	2.396	0.273	24.9
24-1536	Q2 2024	North Slope	273.10	275.00	1.90	1.650	0.330	22.1
24-1563	Q3 2024	North Slope	382	391.97	9.97	0.314	0.138	2.97
24-1558	Q3 2024	North Slope	526.3	569	42.7	0.072	0.166	0.63
24-1548	Q3 2024	Boundary	253.8	254.55	0.75	4.098	0.459	27.8
24-1563	Q3 2024	North Slope	347	365	18	0.169	0.143	2.5
24-1536	Q2 2024	North Slope	482.73	483.26	0.53	5.708	0.059	1.2
24-1564	Q3 2024	King Richard	81	102	21	0.144	0.097	0.83
24-1556	Q3 2024	King Richard	62.35	82	19.65	0.152	0.125	0.92
24-1525	Q2 2024	Oliver	451.00	465.00	14.00	0.212	0.041	1.0
24-1571	Q3 2024	MBX	6.71	15	8.29	0.356	0.346	1.3
24-1555	Q3 2024	North Slope	534.5	535.9	1.4	2.108	0.086	24.7
24-1571	Q3 2024	MBX	55	62.2	7.2	0.407	0.052	3.44
24-1548	Q3 2024	Boundary	463	490.4	27.4	0.106	0.147	0.81
24-1529	Q2 2024	Goldmark	303.00	328.00	25.00	0.115	0.061	0.8
24-1555	Q3 2024	North Slope	170	172	2	1.437	0.016	0.4
24-1520	Q2 2024	66	72.00	91.60	19.60	0.141	0.016	0.4
24-1536	Q2 2024	North Slope	80.30	89.00	8.70	0.316	0.012	0.4
24-1560	Q3 2024	Boundary	152.85	179.45	26.6	0.103	0.182	0.73
24-1548	Q3 2024	Boundary	120.75	123.9	3.15	0.866	0.04	1.71
24-1555	Q3 2024	North Slope	429.7	441	11.3	0.24	0.177	4.06
24-1567	Q3 2024	North Slope	117.04	140	22.96	0.118	0.01	0.27
24-1572	Q3 2024	MBX	197	207	10	0.27	0.111	1.12
24-1527	Q2 2024	DWBX	67.70	69.30	1.60	1.687	0.032	8.3
24-1554	Q3 2024	King Richard	90.8	99.8	9	0.299	0.031	0.54
24-1572	Q3 2024	MBX	193	204.49	11.49	0.228	0.101	1.35
24-1528	Q2 2024	Oliver	215.00	224.00	9.00	0.289	0.048	0.4
24-1562	Q3 2024	North Slope	313	320.95	7.95	0.324	0.107	2.4
24-1569	Q3 2024	MBX	103.67	109.44	5.77	0.442	0.159	12.02
24-1563	Q3 2024	North Slope	285.5	296	10.5	0.241	0.069	0.99
24-1528	Q2 2024	Oliver	340.80	345.00	4.20	0.602	0.039	8.9
24-1555	Q3 2024	North Slope	194	203	9	0.279	0.023	0.64
24-1566	Q3 2024	North Slope	427.95	429.1	1.15	2.17	0.188	5.2
24-1529	Q2 2024	Goldmark	385.00	387.00	2.00	1.247	0.094	8.5

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1534	Q2 2024	North Slope	202.00	217.00	15.00	0.166	0.009	0.1
24-1548	Q3 2024	Boundary	500	518.9	18.9	0.129	0.176	0.31
24-1566	Q3 2024	North Slope	30	32.15	2.15	1.133	0.089	2.25
24-1555	Q3 2024	North Slope	516	516.6	0.6	4.04	0.106	1.5
24-1525	Q2 2024	Oliver	124.50	137.50	13.00	0.186	0.024	0.4
24-1558	Q3 2024	North Slope	149	167	18	0.133	0.011	0.09
24-1555	Q3 2024	North Slope	208	214.2	6.2	0.384	0.051	0.45
24-1543	Q3 2024	North Slope	431.05	444.10	13.05	0.181	0.125	2.3
24-1531	Q2 2024	MBX	80.00	82.00	2.00	1.175	0.083	1.3
24-1544	Q3 2024	North Slope	57.00	96.15	39.15	0.060	0.204	2.7
24-1552	Q3 2024	Boundary	193	198.51	5.51	0.421	0.036	0.43
24-1562	Q3 2024	North Slope	214	215	1	2.317	0.048	5.8
24-1529	Q2 2024	Goldmark	84.51	93.15	8.64	0.267	0.067	1.4
24-1529	Q2 2024	Goldmark	34.00	36.00	2.00	1.150	0.022	3.5
24-1568	Q3 2024	MBX	96	98	2	1.15	0.664	2.1
24-1532	Q2 2024	Goldmark	205.00	207.32	2.32	0.980	0.056	4.0
24-1570	Q3 2024	MBX	98	112	14	0.162	0.086	0.33
24-1540	Q2 2024	North Slope(heli)	320.00	335.40	15.40	0.146	0.186	1.2
24-1543	Q3 2024	North Slope	364.00	365.00	1.00	2.246	1.550	18.7
24-1519	Q2 2024	66	84.00	86.00	2.00	1.121	0.043	2.7
24-1517	Q1 2024	66	111.50	112.85	1.35	1.649	0.024	0.3
24-1522	Q2 2024	66	148.48	150.66	2.18	1.021	0.014	0.6
24-1571	Q3 2024	MBX	175.8	177	1.2	1.852	0.88	2.69
24-1521	Q2 2024	66	125.00	127.00	2.00	1.107	0.005	0.2
24-1571	Q3 2024	MBX	20	34	14	0.158	0.138	0.76
24-1566	Q3 2024	North Slope	30.75	32.15	1.4	1.574	0.132	3.3
24-1533	Q2 2024	North Slope	286.00	310.00	24.00	0.091	0.199	2.8
24-1572	Q3 2024	MBX	21	39	18	0.121	0.072	0.14
24-1540	Q2 2024	North Slope(heli)	482.00	488.00	6.00	0.361	0.052	1.4
24-1519	Q2 2024	66	15.00	26.95	11.95	0.181	0.014	2.7
24-1532	Q2 2024	Goldmark	64.00	66.00	2.00	1.073	0.022	0.4
24-1548	Q3 2024	Boundary	56	83.75	27.75	0.077	0.131	0.58
24-1533	Q2 2024	North Slope	389.00	405.07	16.07	0.132	0.196	1.6
24-1565	Q3 2024	Saddle West	523	524.2	1.2	1.766	0.11	9.9
24-1521	Q2 2024	66	104.97	107.00	2.03	1.043	0.041	24.4
24-1563	Q3 2024	North Slope	176	180	4	0.52	0.017	1.2
24-1531	Q2 2024	MBX	106.00	107.56	1.56	1.321	0.140	11.7
24-1536	Q2 2024	North Slope	261.10	262.71	1.61	1.278	0.268	17.5
24-1571	Q3 2024	MBX	97.95	98.79	0.84	2.445	0.121	0.7
24-1541	Q2 2024	North Slope	350.00	368.00	18.00	0.113	0.097	1.5
24-1534	Q2 2024	North Slope	385.00	393.00	8.00	0.252	0.035	1.9
24-1550	Q3 2024	North Slope	50.00	58.00	8.00	0.251	0.015	0.4
24-1550	Q3 2024	North Slope	464.17	475.49	11.32	0.176	0.220	3.1
24-1528	Q2 2024	Oliver	340.80	342.00	1.20	1.649	0.066	29.5
24-1533	Q2 2024	North Slope	491.69	525.71	34.02	0.058	0.104	0.5
24-1570	Q3 2024	MBX	154.53	156.37	1.84	1.07	0.084	47.4

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1555	Q3 2024	North Slope	407.6	423.15	15.55	0.126	0.125	1.95
24-1554	Q3 2024	King Richard	214.9	219	4.1	0.471	0.047	0.38
24-1548	Q3 2024	*Boundary*	*173*	*174*	*1*	*1.918*	*0.034*	*3.5*
24-1562	Q3 2024	*North Slope*	*319.05*	*320.95*	*1.9*	*1.008*	*0.103*	*5.7*
24-1536	Q2 2024	North Slope	*217.32*	*219.00*	*1.68*	*1.137*	*0.082*	*3.6*
24-1566	Q3 2024	North Slope	185	196.7	11.7	0.163	0.032	0.4
24-1570	Q3 2024	MBX	28	37	9	0.21	0.112	0.21
24-1554	Q3 2024	King Richard	167	186	19	0.098	0.11	0.4
24-1529	Q2 2024	Goldmark	130.15	139.90	9.75	0.190	0.156	1.7
24-1546	Q2 2024	North Slope	489.4	506.1	16.7	0.11	0.165	1.29
24-1518	Q1 2024	66	32.00	44.00	12.00	0.152	0.018	0.2
24-1546	Q2 2024	North Slope	428.75	432.05	3.3	0.551	0.641	2.39
24-1564	Q3 2024	King Richard	158	171.95	13.95	0.13	0.154	0.65
24-1570	Q3 2024	MBX	234	243	9	0.197	0.014	0.18
24-1520	Q2 2024	66	25.40	30.02	4.62	0.383	0.049	0.6
24-1528	Q2 2024	Oliver	69.30	79.00	9.70	0.177	0.020	0.3
24-1534	Q2 2024	North Slope	93.00	95.00	2.00	0.857	0.137	1.6
24-1530	Q2 2024	Oliver	451.00	466.00	15.00	0.114	0.010	0.3
24-1546	Q2 2024	North Slope	255	265	10	0.169	0.267	3.04
24-1565	Q3 2024	Saddle West	172	182	10	0.169	0.037	1.7
24-1516	Q1 2024	66	149.00	155.00	6.00	0.280	0.002	0.1
24-1534	Q2 2024	North Slope	76.00	88.00	12.00	0.140	0.103	1.2
24-1566	Q3 2024	North Slope	522.42	528.25	5.83	0.288	0.163	3.9
24-1567	Q3 2024	North Slope	436	445.5	9.5	0.175	0.029	0.25
24-1532	Q2 2024	Goldmark	170.00	175.56	5.56	0.296	0.029	1.5
24-1546	Q2 2024	*North Slope*	*431.1*	*432.05*	*0.95*	*1.724*	*1.88*	*5.6*
24-1534	Q2 2024	North Slope	459.00	465.00	6.00	0.272	0.018	0.3
24-1562	Q3 2024	North Slope	420	426	6	0.272	0.059	2.58
24-1531	Q2 2024	MBX	314.15	330.00	15.85	0.102	0.102	0.3
24-1552	Q3 2024	*Boundary*	*196*	*197*	*1*	*1.593*	*0.081*	*1.2*
24-1531	Q2 2024	MBX	238.00	249.20	11.20	0.142	0.141	0.5
24-1548	Q3 2024	Boundary	270.4	277.75	7.35	0.216	0.11	1.07
24-1571	Q3 2024	MBX	*55*	*56*	*1*	*1.56*	*0.125*	*3.6*
24-1565	Q3 2024	Saddle West	121.16	129	7.84	0.198	0.01	0.95
24-1562	Q3 2024	North Slope	293	305.1	12.1	0.128	0.108	0.73
24-1548	Q3 2024	Boundary	315.19	325.95	10.76	0.143	0.129	3.34
24-1548	Q3 2024	Boundary	232	239.1	7.1	0.216	0.049	0.75
24-1552	Q3 2024	Boundary	340	351	11	0.138	0.107	1.06
24-1551	Q3 2024	Boundary	321.6	331	9.4	0.159	0.04	0.36
24-1555	Q3 2024	*North Slope*	*432.7*	*433.3*	*0.6*	*2.484*	*0.891*	*46.7*
24-1571	Q3 2024	MBX	40	46.1	6.1	0.243	0.116	0.7
24-1546	Q2 2024	North Slope	519.5	528.1	8.6	0.172	0.275	4.4
24-1534	Q2 2024	North Slope	526.00	548.00	22.00	0.067	0.149	0.3
24-1525	Q2 2024	Oliver	174.00	184.00	10.00	0.147	0.023	0.6
24-1562	Q3 2024	North Slope	348	362.5	14.5	0.101	0.096	1.03
24-1548	Q3 2024	Boundary	413	423	10	0.145	0.077	0.53

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1536	Q2 2024	North Slope	157.05	163.60	6.55	0.221	0.019	0.2
24-1565	Q3 2024	Saddle West	355	361.65	6.65	0.214	0.152	1.99
24-1528	Q2 2024	Oliver	*216.25*	*216.76*	*0.51*	*2.777*	*0.102*	*1.5*
24-1552	Q3 2024	Boundary	256.41	271	14.59	0.097	0.102	0.89
24-1566	Q3 2024	North Slope	4.72	16	11.28	0.124	0.161	0.61
24-1533	Q2 2024	North Slope	261.38	280.00	18.62	0.075	0.104	0.9
24-1529	Q2 2024	Goldmark	566.57	578.00	11.43	0.122	0.201	0.6
24-1548	Q3 2024	*Boundary*	*123*	*123.9*	*0.9*	*1.547*	*0.034*	*1.7*
24-1536	Q2 2024	North Slope	477.16	478.35	1.19	1.159	0.201	1.8
24-1562	Q3 2024	North Slope	44	50.07	6.07	0.226	0.064	0.83
24-1536	Q2 2024	North Slope	128.32	139.00	10.68	0.127	0.017	0.2
24-1518	Q1 2024	66	120.00	123.70	3.70	0.366	0.012	0.9
24-1532	Q2 2024	Goldmark	20.00	28.00	8.00	0.169	0.034	0.8
24-1534	Q2 2024	North Slope	101.00	111.00	10.00	0.135	0.023	0.3
24-1518	Q1 2024	66	162.00	170.00	8.00	0.168	0.098	1.2
24-1560	Q3 2024	Boundary	295	304	9	0.149	0.065	0.65
24-1520	Q2 2024	66	*148.00*	*149.18*	*1.18*	*1.136*	*0.037*	*0.3*
24-1548	Q3 2024	*Boundary*	*177.05*	*178*	*0.95*	*1.405*	*0.16*	*7.4*
24-1540	Q2 2024	North Slope(heli)	562.00	567.00	5.00	0.263	0.175	1.3
24-1571	Q3 2024	MBX	*175.8*	*176.35*	*0.55*	*2.389*	*1.24*	*3.5*
24-1546	Q2 2024	North Slope	536	546.9	10.9	0.12	0.148	1.96
24-1532	Q2 2024	Goldmark	105.00	112.59	7.59	0.172	0.014	0.2
24-1526	Q2 2024	Southern Star	*272.80*	*274.00*	*1.20*	*1.074*	*0.727*	*4.3*
24-1570	Q3 2024	MBX	207.34	210.97	3.63	0.355	0.004	0.05
24-1566	Q3 2024	North Slope	58	64	6	0.214	0.019	0.23
24-1555	Q3 2024	North Slope	482.2	485.4	3.2	0.4	0.213	2.92
24-1564	Q3 2024	King Richard	69.3	72	2.7	0.471	0.305	2.83
24-1526	Q2 2024	Southern Star	132.45	137.05	4.60	0.275	0.059	0.3
24-1555	Q3 2024	North Slope	279.8	282	2.2	0.575	0.635	8.39
24-1569	Q3 2024	MBX	38	42.45	4.45	0.283	0.232	0.4
24-1529	Q2 2024	Goldmark	605.64	614.00	8.36	0.149	0.087	0.7
24-1564	Q3 2024	*King Richard*	*149*	*150*	*1*	*1.241*	*0.014*	*0.4*
24-1566	Q3 2024	North Slope	442	454	12	0.103	0.153	2.16
24-1546	Q2 2024	North Slope	464.7	473.65	8.95	0.138	0.134	3.02
24-1563	Q3 2024	*North Slope*	*433.9*	*435*	*1.1*	*1.116*	*0.326*	*21.8*
24-1558	Q3 2024	North Slope	305	321	16	0.076	0.113	1.3
24-1553	Q3 2024	North Slope	85.00	98.00	13.00	0.093	0.197	4.7
24-1539	Q2 2024	North Slope	86.00	95.00	9.00	0.134	0.103	0.5
24-1544	Q3 2024	North Slope	158.00	172.82	14.82	0.081	0.158	1.2
24-1569	Q3 2024	MBX	*125*	*126*	*1*	*1.179*	*0.746*	*1.5*
24-1565	Q3 2024	Saddle West	530.15	548	17.85	0.064	0.162	0.36
24-1517	Q1 2024	66	250.00	256.00	6.00	0.189	0.025	1.5
24-1553	Q3 2024	North Slope	49.00	63.08	14.08	0.079	0.158	1.6
24-1529	Q2 2024	Goldmark	177.00	182.58	5.58	0.199	0.141	2.7
24-1555	Q3 2024	North Slope	341.85	345.9	4.05	0.272	0.182	4.18
24-1536	Q2 2024	North Slope	452.00	458.88	6.88	0.160	0.061	0.9

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1550	**Q3 2024**	North Slope	565.47	576.08	10.61	0.101	0.155	2.7
24-1566	**Q3 2024**	*North Slope*	*496*	*497*	*1*	*1.07*	*0.011*	*1.1*
24-1558	**Q3 2024**	North Slope	266.4	269	2.6	0.408	0.134	8.26
24-1554	**Q3 2024**	*King Richard*	*292.25*	*293.1*	*0.85*	*1.243*	*0.131*	*25.2*
24-1570	**Q3 2024**	MBX	68	72.24	4.24	0.248	0.067	0.83
24-1566	**Q3 2024**	North Slope	471	481	10	0.105	0.037	1.22
24-1515	**Q1 2024**	66	166.80	172.00	5.20	0.201	0.006	3.9
24-1555	**Q3 2024**	*North Slope*	*279.8*	*280.7*	*0.9*	*1.154*	*1.3*	*16.6*
24-1567	**Q3 2024**	North Slope	314.85	329	14.15	0.073	0.111	1.05
24-1569	**Q3 2024**	MBX	58	61	3	0.344	0.109	3.87
24-1546	**Q2 2024**	North Slope	208	211.6	3.6	0.285	0.168	6.27
24-1539	**Q2 2024**	North Slope	149.00	157.00	8.00	0.128	0.034	0.4
24-1563	**Q3 2024**	North Slope	369.5	377.5	8	0.128	0.162	1.95
24-1522	**Q2 2024**	66	189.97	194.45	4.48	0.225	0.037	0.8
24-1560	**Q3 2024**	Boundary	122	133.3	11.3	0.089	0.164	1.62
24-1528	**Q2 2024**	Oliver	*153.00*	*154.00*	*1.00*	*1.003*	*0.025*	*0.2*
24-1567	**Q3 2024**	North Slope	521	536.75	15.75	0.062	0.129	0.34
24-1572	**Q3 2024**	MBX	69	77	8	0.121	0.096	0.23
24-1526	**Q2 2024**	Southern Star	224.00	227.85	3.85	0.250	0.045	0.2
24-1533	**Q2 2024**	North Slope	465.00	471.47	6.47	0.148	0.039	0.9
24-1541	**Q2 2024**	North Slope	266.00	275.00	9.00	0.106	0.036	1.1
24-1532	**Q2 2024**	Goldmark	94.61	99.00	4.39	0.217	0.020	0.2
24-1533	**Q2 2024**	North Slope	171.00	174.95	3.95	0.239	0.024	0.5
24-1571	**Q3 2024**	MBX	*109.37*	*110.08*	*0.71*	*1.329*	*0.825*	*1.5*
24-1525	**Q2 2024**	Oliver	245.30	261.00	15.70	0.060	0.112	0.9
24-1550	**Q3 2024**	North Slope	251.10	256.25	5.15	0.182	0.111	6.9
24-1563	**Q3 2024**	North Slope	214	218	4	0.234	0.118	4.05
24-1554	**Q3 2024**	King Richard	199	208	9	0.102	0.128	0.58
24-1518	**Q1 2024**	66	107.00	114.00	7.00	0.131	0.013	0.4
24-1563	**Q3 2024**	North Slope	74.4	76.5	2.1	0.43	0.015	1
24-1565	**Q3 2024**	Saddle West	230	242	12	0.075	0.128	1.31
24-1543	**Q3 2024**	North Slope	59.13	64.00	4.87	0.182	0.139	1.0
24-1533	**Q2 2024**	North Slope	532.00	544.13	12.13	0.073	0.138	0.4
24-1536	**Q2 2024**	North Slope	*163.00*	*163.60*	*0.60*	*1.463*	*0.040*	*0.5*
24-1553	**Q3 2024**	North Slope	112.00	116.60	4.60	0.189	0.028	1.6
24-1541	**Q2 2024**	North Slope	528.00	537.65	9.65	0.090	0.114	1.9
24-1554	**Q3 2024**	*King Richard*	*51.8*	*52.6*	*0.8*	*1.083*	*0.036*	*2.5*
24-1566	**Q3 2024**	*North Slope*	*494.5*	*495.25*	*0.75*	*1.118*	*0.007*	*1.5*
24-1565	**Q3 2024**	Saddle West	245	247.25	2.25	0.366	0.051	2.76
24-1555	**Q3 2024**	*North Slope*	*341.85*	*342.45*	*0.6*	*1.372*	*0.83*	*22.7*
24-1518	**Q1 2024**	66	13.00	17.00	4.00	0.205	0.036	0.3
24-1567	**Q3 2024**	North Slope	272	280.1	8.1	0.101	0.169	2.57
24-1550	**Q3 2024**	North Slope	495.00	501.00	6.00	0.136	0.125	1.1
24-1529	**Q2 2024**	Goldmark	222.00	230.00	8.00	0.102	0.131	3.0
24-1550	**Q3 2024**	North Slope	400.26	405.99	5.73	0.142	0.229	2.6
24-1548	**Q3 2024**	Boundary	352.5	367	14.5	0.056	0.124	0.99

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1558	Q3 2024	North Slope	52.7	53.28	0.58	1.399	0.036	1.4
24-1541	Q2 2024	North Slope	534.00	540.00	6.00	0.135	0.136	2.1
24-1555	Q3 2024	North Slope	492	494.7	2.7	0.3	0.309	5.09
24-1561	Q3 2024	Boundary	285	287.25	2.25	0.36	0.093	4.29
24-1548	Q3 2024	Boundary	563.07	570	6.93	0.115	0.207	0.61
24-1549	Q3 2024	North Slope	209.00	222.55	13.55	0.058	0.111	2.6
24-1552	Q3 2024	Boundary	182	187	5	0.157	0.028	0.34
24-1555	Q3 2024	North Slope	120	122.2	2.2	0.353	0.01	0.15
24-1569	Q3 2024	MBX	41.76	42.45	0.69	1.119	0.984	1.6
24-1541	Q2 2024	North Slope	283.00	287.00	4.00	0.193	0.085	1.2
24-1562	Q3 2024	North Slope	137	140.57	3.57	0.216	0.025	0.39
24-1519	Q2 2024	66	138.30	142.00	3.70	0.207	0.001	0.2
24-1536	Q2 2024	North Slope	115.98	118.00	2.02	0.376	0.021	0.2
24-1532	Q2 2024	Goldmark	292.50	298.00	5.50	0.138	0.130	4.2
24-1558	Q3 2024	North Slope	290.1	297	6.9	0.11	0.099	1.4
24-1548	Q3 2024	Boundary	100.3	105.75	5.45	0.139	0.1	2.04
24-1524	Q2 2024	Saddle	108.85	109.80	0.95	0.786	1.110	2.7
24-1541	Q2 2024	North Slope	334.00	340.00	6.00	0.124	0.039	0.6
24-1546	Q2 2024	North Slope	370	373.25	3.25	0.227	0.139	1.12
24-1558	Q3 2024	North Slope	372.22	376	3.78	0.193	0.151	2.92
24-1539	Q2 2024	North Slope	166.00	170.00	4.00	0.179	0.028	0.4
24-1561	Q3 2024	Boundary	234.25	254.85	20.6	0.034	0.128	1.51
24-1565	Q3 2024	Saddle West	397	402.15	5.15	0.134	0.155	1.52
24-1555	Q3 2024	North Slope	76.35	79.7	3.35	0.203	0.012	0.38
24-1540	Q2 2024	North Slope(heli)	262.00	266.05	4.05	0.167	0.026	0.4
24-1551	Q3 2024	Boundary	237.8	245.2	7.4	0.091	0.114	0.79
24-1541	Q2 2024	North Slope	374.00	378.00	4.00	0.168	0.197	2.9
24-1568	Q3 2024	MBX	44	50	6	0.109	0.094	0.3
24-1571	Q3 2024	MBX	194.2	199	4.8	0.136	0.026	0.28
24-1522	Q2 2024	66	181.00	185.32	4.32	0.149	0.023	0.5
24-1546	Q2 2024	North Slope	151	153.2	2.2	0.285	0.053	12.52
24-1518	Q1 2024	66	22.00	26.00	4.00	0.156	0.018	0.2
24-1527	Q2 2024	DWBX	81.90	84.00	2.10	0.297	0.031	1.7
24-1540	Q2 2024	North Slope(heli)	121.00	123.40	2.40	0.256	0.227	3.3
24-1527	Q2 2024	DWBX	160.90	164.05	3.15	0.195	0.093	0.4
24-1543	Q3 2024	North Slope	200.03	209.77	9.74	0.063	0.209	1.1
24-1541	Q2 2024	North Slope	569.88	572.00	2.12	0.289	0.192	2.3
24-1551	Q3 2024	Boundary	267.15	267.75	0.6	1.02	0.451	13.2
24-1543	Q3 2024	North Slope	559.45	560.20	0.75	0.801	2.590	33.5
24-1526	Q2 2024	Southern Star	86.87	92.00	5.13	0.117	0.113	0.5
24-1539	Q2 2024	North Slope	204.00	209.00	5.00	0.120	0.011	0.1
24-1566	Q3 2024	North Slope	375.7	381	5.3	0.113	0.114	1.27
24-1534	Q2 2024	North Slope	190.00	194.63	4.63	0.129	0.009	0.2
24-1529	Q2 2024	Goldmark	114.91	120.70	5.79	0.103	0.143	2.2
24-1563	Q3 2024	North Slope	230	233	3	0.196	0.096	4.45
24-1555	Q3 2024	North Slope	333	335.95	2.95	0.199	0.12	1.43

centerraGOLD

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1565	**Q3 2024**	Saddle West	213	222.15	9.15	0.064	0.138	1.02
24-1563	**Q3 2024**	North Slope	487	491	4	0.146	0.158	2.15
24-1536	**Q2 2024**	North Slope	95.25	99.02	3.77	0.153	0.005	0.2
24-1539	**Q2 2024**	North Slope	118.00	123.75	5.75	0.100	0.053	0.3
24-1549	**Q3 2024**	North Slope	231.00	235.00	4.00	0.143	0.135	1.4
24-1546	**Q2 2024**	North Slope	345	352.6	7.6	0.075	0.123	1.69
24-1549	**Q3 2024**	North Slope	6.65	10.00	3.35	0.170	0.017	0.3
24-1551	**Q3 2024**	Boundary	168.41	175.75	7.34	0.077	0.217	1.95
24-1526	**Q2 2024**	Southern Star	25.00	29.00	4.00	0.141	0.195	0.7
24-1546	**Q2 2024**	North Slope	358	363.1	5.1	0.11	0.204	2.24
24-1539	**Q2 2024**	North Slope	132.00	137.00	5.00	0.112	0.034	0.3
24-1551	**Q3 2024**	Boundary	210	213	3	0.186	0.099	4.35
24-1550	**Q3 2024**	North Slope	*527.15*	*528.00*	*0.85*	*0.647*	*1.780*	*27.4*
24-1552	**Q3 2024**	Boundary	161	165	4	0.137	0.11	0.57
24-1525	**Q2 2024**	Oliver	421.00	425.00	4.00	0.135	0.036	1.3
24-1572	**Q3 2024**	MBX	56	61	5	0.108	0.107	0.24
24-1555	**Q3 2024**	North Slope	149.3	154.25	4.95	0.109	0.008	0.22
24-1532	**Q2 2024**	Goldmark	209.60	217.32	7.72	0.069	0.135	5.8
24-1555	**Q3 2024**	North Slope	395.39	400	4.61	0.114	0.111	1.49
24-1569	**Q3 2024**	MBX	67.5	70	2.5	0.203	0.105	0.64
24-1536	**Q2 2024**	North Slope	*525.45*	*526.45*	*1.00*	*0.507*	*1.750*	*27.9*
24-1548	**Q3 2024**	Boundary	446	451.5	5.5	0.092	0.1	0.62
24-1550	**Q3 2024**	North Slope	286.23	295.39	9.16	0.055	0.166	1.1
24-1532	**Q2 2024**	Goldmark	262.28	264.60	2.32	0.217	0.380	9.5
24-1546	**Q2 2024**	*North Slope*	*256.25*	*257*	*0.75*	*0.671*	*1.11*	*14.6*
24-1543	**Q3 2024**	North Slope	121.50	130.15	8.65	0.058	0.116	1.1
24-1540	**Q2 2024**	North Slope(heli)	178.15	183.78	5.63	0.089	0.118	0.6
24-1529	**Q2 2024**	Goldmark	638.00	642.21	4.21	0.119	0.077	0.3
24-1570	**Q3 2024**	MBX	54.35	57	2.65	0.188	0.106	0.26
24-1528	**Q2 2024**	Oliver	12.00	16.00	4.00	0.123	0.065	0.2
24-1529	**Q2 2024**	Goldmark	414.00	420.00	6.00	0.081	0.102	0.4
24-1522	**Q2 2024**	66	172.06	176.11	4.05	0.119	0.023	0.3
24-1565	**Q3 2024**	Saddle West	111	114	3	0.158	0.013	0.8
24-1572	**Q3 2024**	MBX	44	48	4	0.117	0.086	0.2
24-1561	**Q3 2024**	Boundary	263	272	9	0.052	0.112	2.46
24-1552	**Q3 2024**	Boundary	141	143.14	2.14	0.214	0.079	3.44
24-1563	**Q3 2024**	North Slope	122	126	4	0.113	0.033	0.5
24-1568	**Q3 2024**	MBX	72	76	4	0.111	0.101	0.15
24-1566	**Q3 2024**	North Slope	222	225	3	0.148	0.06	1.73
24-1541	**Q2 2024**	North Slope	156.67	159.00	2.33	0.187	0.015	1.1
24-1543	**Q3 2024**	North Slope	326.60	330.07	3.47	0.125	0.059	0.5
24-1558	**Q3 2024**	North Slope	255	262.1	7.1	0.061	0.116	1.77
24-1566	**Q3 2024**	North Slope	341	343.35	2.35	0.184	0.055	1.53
24-1546	**Q2 2024**	North Slope	37	40	3	0.142	0.015	0.74
24-1572	**Q3 2024**	MBX	170	172.3	2.3	0.184	0.102	0.4
24-1560	**Q3 2024**	Boundary	107	110	3	0.141	0.085	1.3

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1530	Q2 2024	Oliver	296.18	300.00	3.82	0.110	0.033	0.4
24-1558	Q3 2024	North Slope	502.4	506	3.6	0.116	0.108	1.92
24-1554	Q3 2024	King Richard	152.15	155.1	2.95	0.141	0.094	0.31
24-1526	Q2 2024	Southern Star	99.00	102.00	3.00	0.135	0.125	0.6
24-1551	Q3 2024	Boundary	89	93	4	0.1	0.11	0.65
24-1532	Q2 2024	Goldmark	233.02	235.15	2.13	0.178	0.043	1.2
24-1519	Q2 2024	66	152.00	156.00	4.00	0.093	0.116	1.8
24-1554	Q3 2024	King Richard	103.9	106	2.1	0.177	0.105	0.85
24-1566	Q3 2024	North Slope	386	389.38	3.38	0.107	0.156	1.78
24-1541	Q2 2024	North Slope	493.90	496.00	2.10	0.172	0.128	2.0
24-1558	Q3 2024	North Slope	486	488.03	2.03	0.177	0.008	0.05
24-1568	Q3 2024	MBX	148.96	151	2.04	0.174	0.097	0.5
24-1561	Q3 2024	Boundary	107	110	3	0.118	0.038	0.44
24-1529	Q2 2024	Goldmark	357.00	359.45	2.45	0.144	0.020	0.8
24-1562	Q3 2024	North Slope	28	30.08	2.08	0.168	0.021	0.5
24-1551	Q3 2024	Boundary	145	149.5	4.5	0.075	0.115	1.04
24-1539	Q2 2024	North Slope	107.00	111.00	4.00	0.084	0.180	0.5
24-1533	Q2 2024	North Slope	80.58	83.00	2.42	0.136	0.020	0.4
24-1560	Q3 2024	Boundary	84.5	89.95	5.45	0.06	0.113	1.49
24-1540	Q2 2024	North Slope(heli)	543.40	546.65	3.25	0.100	0.112	2.5
24-1565	Q3 2024	Saddle West	507.85	513	5.15	0.063	0.128	0.57
24-1554	Q3 2024	King Richard	9	11.55	2.55	0.127	0.166	4.76
24-1540	Q2 2024	North Slope(heli)	494.80	497.25	2.45	0.129	0.031	1.0
24-1548	Q3 2024	Boundary	208.4	210.65	2.25	0.14	0.044	0.52
24-1528	Q2 2024	Oliver	254.65	257.00	2.35	0.123	0.025	0.6
24-1533	Q2 2024	North Slope	422.91	427.02	4.11	0.069	0.172	1.5
24-1552	Q3 2024	Boundary	218	220.31	2.31	0.118	0.056	0.8
24-1546	Q2 2024	North Slope	337.8	340.8	3	0.09	0.132	1.45
24-1534	Q2 2024	North Slope	27.58	30.00	2.42	0.110	0.241	3.1
24-1534	Q2 2024	North Slope	58.01	60.50	2.49	0.103	0.065	2.2
24-1543	Q3 2024	North Slope	185.01	193.00	7.99	0.032	0.122	0.5
24-1555	Q3 2024	North Slope	30.3	33.2	2.9	0.088	0.12	0.77
24-1554	Q3 2024	King Richard	226	230	4	0.059	0.162	0.7
24-1567	Q3 2024	North Slope	6.1	8.23	2.13	0.107	0.07	0.5
24-1529	Q2 2024	Goldmark	108.05	110.53	2.48	0.090	0.165	1.0
24-1540	Q2 2024	North Slope(heli)	491.00	493.95	2.95	0.075	0.142	5.4
24-1543	Q3 2024	North Slope	138.26	143.75	5.49	0.040	0.153	1.2
24-1568	Q3 2024	MBX	66.14	68.28	2.14	0.101	0.102	0.2
24-1543	Q3 2024	North Slope	225.00	227.07	2.07	0.101	0.027	0.2
24-1534	Q2 2024	North Slope	64.00	66.00	2.00	0.102	0.102	0.8
24-1542	Q2 2024	Boundary(heli)	381.00	384.00	3.00	0.067	0.176	5.8
24-1558	Q3 2024	North Slope	47.8	50	2.2	0.088	0.101	0.8
24-1533	Q2 2024	North Slope	246.83	249.00	2.17	0.089	0.107	1.9
24-1543	Q3 2024	North Slope	149.56	155.19	5.63	0.033	0.118	0.7
24-1548	Q3 2024	Boundary	379.4	383.9	4.5	0.04	0.118	0.84
24-1555	Q3 2024	North Slope	234.45	237	2.55	0.069	0.135	1.15

centerraGOLD

Centerra Gold Inc. - Mount Milligan
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
24-1525	**Q2 2024**	Oliver	346.00	351.10	5.10	0.034	0.132	1.6
24-1551	**Q3 2024**	Boundary	162.5	165.75	3.25	0.052	0.132	0.77
24-1533	**Q2 2024**	North Slope	235.00	238.00	3.00	0.054	0.115	1.5
24-1539	**Q2 2024**	North Slope	54.25	58.00	3.75	0.042	0.110	0.3
24-1544	**Q3 2024**	North Slope	*78.10*	*79.00*	*0.90*	*0.137*	*1.250*	*31.1*
24-1532	**Q2 2024**	Goldmark	358.50	361.04	2.54	0.044	0.151	2.6
24-1529	**Q2 2024**	Goldmark	150.98	153.00	2.02	0.055	0.151	1.4
24-1558	**Q3 2024**	North Slope	580	583	3	0.036	0.103	0.63
24-1544	**Q3 2024**	North Slope	141.41	143.45	2.04	0.050	0.122	1.1
24-1548	**Q3 2024**	Boundary	390.5	392.65	2.15	0.033	0.134	1.1
24-1523	**Q2 2024**	Southern Star	No significant intercepts					
24-1557	**Q4 2024**	Saddle West	Abondoned drillhole - no assay					
24-1559	**Q4 2024**	Saddle West	Abondoned drillhole - no assay					

Notes: Mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4.0 metres. Higher grade sub-intervals are greater than 1.00 g/t Au. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target.

Cheyenne Sica, a Member of Engineers and Geoscientists British Columbia, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 20, 2025.

centerragold

Centerra Gold Inc. - Kemess
Drill Hole Locations
Period: from January 1, 2024 to December 31, 2024

Hole ID	Quarter Drilled	Location Easting	Location Northing	Elevation (m)	Length (m)	Collar Azimuth	Collar Dip	Zone
KN-24-001	2024 Q2	634,662	6,325,513	1,850	400 / 455.00	57	-55	Nugget
KN-24-002	2024 Q2	635,197	6,325,407	1,913	400 / 446.00	294	-66	Nugget
KN-24-003	2024 Q2	634,666	6,325,513	1,850	250 / 244.40	264	-53	Nugget
KN-24-004	2024 Q3	635,199	6,325,406	1,912	430 / 440.00	348	-81	Nugget
KN-24-005	2024 Q3	634,659	6,325,517	1,850	410 / 431.30	24	-60	Nugget
KN-24-006	2024 Q3	635,485	6,325,636	1,929	500 / 560.00	35	-70	Nugget
KN-24-007	2024 Q3	634,967	6,325,429	1,889	350 / 395.00	273	-78	Nugget
KN-24-008	2024 Q3	635,269	6,326,088	1,759	350 / 393.70	193	-46	Nugget
KN-24-009	2024 Q3	635,482	6,325,635	1,929	500 / 530.00	294	-55	Nugget
KN-24-010	2024 Q3	635,272	6,326,088	1,759	380 / 516.90	156	-56	Nugget
KN-24-011	2024 Q3	634,655	6,325,511	1,849	300 / 301.60	297	-64	Nugget
KN-24-012	2024 Q3	635,655	6,325,930	1,745	400 / 443.00	241	-56	KUG
KN-24-013	2024 Q3	636,207	6,326,454	1,787	600 / 610.00	215	-89	KUG
KN-24-014	2024 Q3	634,963	6,325,429	1,889	400 / 400.64	139	-58	Nugget
KN-24-015	2024 Q3	636,068	6,326,226	1,706	175 / 176.00	276	-89	KUG
KN-24-016	2024 Q3	634,651	6,325,864	1,720	250 / 250.50	90	-60	Nugget
KN-24-017	2024 Q3	636,210	6,326,242	1,778	440 / 440.00	340	-60	KUG
KN-24-018	2024 Q3	634,658	6,325,336	1,797	300 / 301.00	59	-60	Nugget
KN-24-019	2024 Q3	636,209	6,326,242	1,777	350 / 346.00	321	-65	KUG
KN-24-020	2024 Q3	634,653	6,325,333	1,797	250 / 252.00	251	-54	Nugget
KN-24-021	2024 Q3	635,883	6,326,166	1,689	275 / 311.10	178	-75	KUG
KN-24-022	2024 Q3	634,654	6,325,864	1,720	320 / 320.00	186	-39	Nugget
KN-24-023	2024 Q3	634,652	6,325,861	1,720	150 / 152.00	5	-74	Nugget
KN-24-024	2024 Q3	635,800	6,326,260	1,683	275 / 276.23	332	-61	KUG
KN-24-025	2024 Q3	635,657	6,325,930	1,745	450 / 450.00	18	-49	KUG
KN-24-026	2024 Q3	635,885	6,326,237	1,683	230 / 230.00	271	-85	KUG
KN-24-027	2024 Q3	635,800	6,326,265	1,682	250 / 257.00	277	-75	KUG
KN-24-028	2024 Q3	635,271	6,326,089	1,759	350 / 350.00	73	-53	KUG
KN-24-029	2024 Q4	635,193	6,325,405	1,910	500 / 498.40	352	-48	Nugget
KN-24-030	2024 Q4	635,832	6,326,518	1,650	350 / 350.00	164	-46	KUG
KN-24-031	2024 Q4	635,946	6,326,302	1,669	300 / 302.00	163	-88	KUG

Projection: UTM NAD83 Zone 9N
Azimuth: Relative to True North

Centerra Gold Inc. - Kemess
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
KN-24-013	2024 Q3	KUG	171.95	607.30	435.35	0.435	0.232	1.7
KN-24-025	2024 Q3	KUG	47.00	449.00	402	0.423	0.201	1.39
KN-24-017	2024 Q3	KUG	8.30	391.15	382.85	0.377	0.186	1.4
KN-24-017	2024 Q3	KUG	18.00	391.15	373.15	0.377	0.190	1.4
KN-24-014	2024 Q3	Nugget	56.00	398.00	342.00	0.346	0.072	0.8
KN-24-019	2024 Q3	KUG	4.20	346.00	341.80	0.342	0.160	1.2
KN-24-021	2024 Q3	KUG	0.00	311.10	311.1	0.367	0.179	1.65
KN-24-010	2024 Q3	Nugget	189.00	516.90	327.90	0.329	0.122	1.0
KN-24-005	2024 Q3	Nugget	186.47	431.30	244.83	0.411	0.114	1.1
KN-24-029	2024 Q4	Nugget	135.00	497.00	362	0.255	0.057	0.79
KN-24-018	2024 Q3	Nugget	10.00	292.00	282.00	0.271	0.100	0.9
KN-24-022	2024 Q3	Nugget	42.00	241.00	199	0.353	0.065	0.91
KN-24-026	2024 Q3	KUG	8.00	230.00	222	0.308	0.162	1.04
KN-24-027	2024 Q3	KUG	32.00	249.00	217	0.284	0.144	15.43
KN-24-028	2024 Q3	KUG	42.00	346.00	304	0.202	0.083	0.67
KN-24-011	2024 Q3	Nugget	129.10	294.00	164.90	0.349	0.106	1.1
KN-24-010	2024 Q3	Nugget	336.70	480.54	143.84	0.399	0.148	1.1
KN-24-031	2024 Q4	KUG	41.05	289.50	248.45	0.231	0.14	0.97
KN-24-019	2024 Q3	KUG	183.00	346.00	163.00	0.330	0.191	1.5
KN-24-019	2024 Q3	KUG	46.00	178.00	132.00	0.362	0.140	1.0
KN-24-012	2024 Q3	KUG	225.00	376.00	151.00	0.300	0.174	1.3
KN-24-001	2024 Q2	Nugget	289.00	429.33	140.33	0.312	0.100	0.9
KN-24-012	2024 Q3	KUG	239.65	372.51	132.86	0.323	0.186	1.4
KN-24-008	2024 Q3	Nugget	219.61	393.70	174.09	0.228	0.108	0.9
KN-24-007	2024 Q3	Nugget	208.00	394.00	186.00	0.211	0.089	0.9
KN-24-009	2024 Q3	Nugget	261.00	402.00	141.00	0.236	0.039	0.7
KN-24-024	2024 Q3	KUG	3.30	123.80	120.5	0.267	0.137	0.75
KN-24-015	2024 Q3	KUG	29.00	136.00	107.00	0.290	0.172	1.1
KN-24-013	2024 Q3	KUG	5.30	167.80	162.50	0.188	0.057	0.4
KN24-004	2024 Q3	Nugget	304.00	440.00	136.00	0.219	0.041	0.8
KN-24-021	2024 Q3	KUG	160.00	311.10	151.1	0.181	1.26	0.39
KN-24-006	2024 Q3	Nugget	321.00	452.00	131.00	0.192	0.034	0.6
KN-24-002	2024 Q2	Nugget	337.00	446.00	109.00	0.225	0.040	0.7
KN-24-021	2024 Q3	KUG	6.00	118.00	112	0.205	2.45	0.36
KN-24-027	2024 Q3	KUG	131.00	204.80	73.8	0.307	0.166	1.02
KN-24-005	2024 Q3	Nugget	225.30	263.90	38.60	0.584	0.142	1.2
KN-24-027	2024 Q3	KUG	62.00	122.00	60	0.374	0.154	0.95
KN-24-003	2024 Q2	Nugget	11.40	93.40	82.00	0.273	0.114	1.0
KN-24-017	2024 Q3	KUG	391.50	440.00	48.50	0.416	0.207	1.4
KN-24-020	2024 Q3	Nugget	63.50	151.00	87.50	0.219	0.105	0.9
KN-24-003	2024 Q2	Nugget	176.15	244.40	68.25	0.280	0.104	1.1

centerraGOLD

Centerra Gold Inc. - Kemess
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
KN-24-001	2024 Q2	Nugget	384.80	429.33	44.53	0.409	0.141	1.3
KN24-004	2024 Q3	Nugget	197.00	267.00	70.00	0.260	0.031	0.9
KN-24-014	2024 Q3	Nugget	347.00	374.00	27.00	0.653	0.130	2.1
KN-24-015	2024 Q3	KUG	29.00	89.00	60.00	0.290	0.170	1.1
KN-24-008	2024 Q3	Nugget	346.00	393.70	47.70	0.359	0.153	1.0
KN-24-011	2024 Q3	Nugget	166.00	198.00	32.00	0.530	0.169	1.5
KN-24-005	2024 Q3	Nugget	299.30	329.90	30.60	0.550	0.175	1.6
KN-24-009	2024 Q3	Nugget	469.00	530.00	61.00	0.246	0.117	1.0
KN-24-014	2024 Q3	Nugget	325.00	341.00	16.00	0.933	0.112	1.2
KN-24-010	2024 Q3	Nugget	281.00	323.14	42.14	0.343	0.136	1.1
KN-24-014	2024 Q3	Nugget	102.00	140.00	38.00	0.377	0.143	1.1
KN-24-020	2024 Q3	Nugget	75.00	128.83	53.83	0.263	0.130	1.0
KN-24-005	2024 Q3	Nugget	106.33	163.30	56.97	0.248	0.114	1.1
KN24-004	2024 Q3	Nugget	123.00	192.00	69.00	0.200	0.073	1.1
KN-24-011	2024 Q3	Nugget	14.10	50.13	36.03	0.374	0.147	1.5
KN-24-006	2024 Q3	Nugget	467.00	556.00	89.00	0.148	0.052	0.5
KN-24-011	2024 Q3	Nugget	137.34	161.00	23.66	0.552	0.183	1.8
KN-24-001	2024 Q2	Nugget	218.00	281.30	63.30	0.205	0.061	0.6
KN-24-023	2024 Q3	Nugget	23.00	102.00	79	0.158	0.028	0.44
KN-24-018	2024 Q3	Nugget	188.71	219.50	30.79	0.404	0.165	1.1
KN-24-015	2024 Q3	KUG	97.00	136.00	39.00	0.317	0.195	1.3
KN-24-009	2024 Q3	Nugget	489.00	529.00	40.00	0.306	0.136	1.2
KN-24-005	2024 Q3	Nugget	339.30	360.10	20.80	0.573	0.183	1.8
KN-24-024	2024 Q3	KUG	12.50	97.00	84.5	0.141	0.75	0.254
KN-24-029	2024 Q4	Nugget	311.00	336.00	25	0.474	0.101	1.41
KN-24-011	2024 Q3	Nugget	20.00	43.00	23.00	0.505	0.195	1.9
KN-24-018	2024 Q3	Nugget	145.00	165.69	20.69	0.559	0.150	2.5
KN-24-002	2024 Q2	Nugget	207.00	262.00	55.00	0.203	0.061	0.9
KN-24-018	2024 Q3	Nugget	111.35	139.56	28.21	0.364	0.139	1.1
KN-24-030	2024 Q4	KUG	108.74	174.00	65.26	0.157	0.098	0.6
KN-24-020	2024 Q3	Nugget	5.40	55.00	49.60	0.197	0.089	0.7
KN-24-003	2024 Q2	Nugget	119.56	170.71	51.15	0.191	0.073	0.8
KN-24-002	2024 Q2	Nugget	290.00	329.00	39.00	0.245	0.030	0.6
KN-24-007	2024 Q3	Nugget	156.00	202.00	46.00	0.206	0.121	1.2
KN-24-007	2024 Q3	Nugget	39.00	86.00	47.00	0.201	0.049	0.9
KN-24-007	2024 Q3	Nugget	307.00	333.00	26.00	0.350	0.140	1.3
KN-24-001	2024 Q2	Nugget	22.00	67.00	45.00	0.195	0.093	0.8
KN-24-005	2024 Q3	Nugget	269.30	291.30	22.00	0.395	0.118	1.3
KN-24-021	2024 Q3	KUG	204.00	209.00	5	1.734	0.808	6.34
KN-24-010	2024 Q3	Nugget	491.00	513.67	22.67	0.374	0.143	0.9
KN-24-005	2024 Q3	Nugget	10.30	48.30	38.00	0.223	0.077	0.8

centerra GOLD

Centerra Gold Inc. - Kemess
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
KN-24-030	2024 Q4	KUG	260.00	312.00	52	0.156	0.11	0.84
KN-24-005	2024 Q3	Nugget	131.70	155.30	23.60	0.342	0.150	1.3
KN-24-016	2024 Q3	Nugget	54.00	98.00	44.00	0.183	0.039	0.6
KN-24-029	2024 Q4	Nugget	437.45	458.00	20.55	0.38	0.12	1.1
KN-24-008	2024 Q3	Nugget	16.00	67.00	51.00	0.151	0.038	0.4
KN-24-010	2024 Q3	Nugget	11.70	71.00	59.30	0.125	0.039	0.4
KN-24-018	2024 Q3	Nugget	244.50	274.50	30.00	0.247	0.122	0.8
KN-24-001	2024 Q2	Nugget	356.00	372.96	16.96	0.433	0.144	1.0
KN-24-031	2024 Q4	KUG	48.00	49.00	1	7.34	1	9.8
KN-24-001	2024 Q2	Nugget	75.00	115.00	40.00	0.183	0.080	1.0
KN-24-014	2024 Q3	Nugget	283.00	291.00	8.00	0.913	0.148	1.2
KN-24-029	2024 Q4	Nugget	93.85	128.00	34.15	0.213	0.02	0.7
KN-24-001	2024 Q2	Nugget	156.12	174.00	17.88	0.396	0.040	0.5
KN-24-003	2024 Q2	Nugget	34.40	44.40	10.00	0.705	0.239	1.7
KN-24-028	2024 Q3	KUG	167.00	188.00	21	0.334	0.129	1.02
KN-24-005	2024 Q3	Nugget	394.30	412.30	18.00	0.387	0.130	1.3
KN-24-007	2024 Q3	Nugget	92.00	136.00	44.00	0.158	0.076	0.7
KN-24-005	2024 Q3	Nugget	58.15	90.43	32.28	0.210	0.112	1.1
KN-24-011	2024 Q3	Nugget	57.00	95.00	38.00	0.175	0.069	0.8
KN-24-001	2024 Q2	Nugget	125.00	152.00	27.00	0.241	0.096	1.1
KN-24-015	2024 Q3	KUG	149.60	176.00	26.40	0.239	0.139	1.1
KN-24-008	2024 Q3	Nugget	73.00	105.19	32.19	0.190	0.034	0.5
KN-24-008	2024 Q3	Nugget	317.00	340.51	23.51	0.257	0.133	1.1
KN-24-014	2024 Q3	Nugget	380.00	394.00	14.00	0.428	0.121	1.1
KN-24-012	2024 Q3	KUG	407.45	442.00	34.55	0.173	0.092	1.0
KN-24-010	2024 Q3	Nugget	217.00	234.90	17.90	0.333	0.124	0.9
KN-24-020	2024 Q3	Nugget	5.40	29.00	23.60	0.252	0.120	0.9
KN-24-008	2024 Q3	Nugget	279.70	304.00	24.30	0.238	0.116	0.9
KN-24-016	2024 Q3	Nugget	14.00	46.00	32.00	0.177	0.032	0.5
KN-24-010	2024 Q3	Nugget	254.00	272.00	18.00	0.310	0.103	0.9
KN-24-027	2024 Q3	KUG	32.00	53.00	21	0.265	0.166	150.8
KN-24-009	2024 Q3	Nugget	210.00	251.00	41.00	0.135	0.032	1.2
KN-24-029	2024 Q4	Nugget	345.00	355.00	10	0.546	0.123	1.46
KN-24-022	2024 Q3	Nugget	265.40	279.00	13.6	0.4	0.218	3.14
KN-24-005	2024 Q3	Nugget	374.30	388.30	14.00	0.386	0.123	1.0
KN-24-022	2024 Q3	Nugget	197.00	239.00	42	0.128	1.72	0.583
KN-24-022	2024 Q3	Nugget	237.00	239.00	2	2.644	0.175	7.2
KN-24-030	2024 Q4	KUG	319.00	350.00	31	0.17	0.116	0.81
KN-24-024	2024 Q3	KUG	129.10	151.00	21.9	0.237	0.161	0.88
KN-24-003	2024 Q2	Nugget	67.40	82.40	15.00	0.345	0.136	1.2
KN-24-024	2024 Q3	KUG	177.00	206.50	29.5	0.174	0.108	0.76

Centerra Gold Inc. - Kemess
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
KN-24-019	2024 Q3	KUG	22.00	36.00	14.00	0.360	0.169	0.8
KN-24-028	2024 Q3	KUG	139.00	152.00	13	0.387	0.119	1.12
KN-24-031	2024 Q4	KUG	10.95	26.55	15.6	0.319	0.283	1.18
KN-24-025	2024 Q3	KUG	14.00	40.00	26	0.182	0.067	0.92
KN-24-028	2024 Q3	KUG	197.00	209.00	12	0.374	0.126	0.95
KN-24-016	2024 Q3	Nugget	104.00	132.00	28.00	0.158	0.031	0.5
KN-24-025	2024 Q3	KUG	109.00	113.00	4	1.106	0.394	2.25
KN-24-024	2024 Q3	KUG	129.10	159.10	30	0.147	0.81	0.206
KN-24-003	2024 Q2	Nugget	180.15	193.40	13.25	0.306	0.135	1.5
KN-24-011	2024 Q3	Nugget	216.00	225.10	9.10	0.428	0.102	1.4
KN-24-019	2024 Q3	KUG	10.00	16.00	6.00	0.640	0.155	1.2
KN-24-021	2024 Q3	KUG	126.00	154.00	28	0.136	1.04	0.294
KN24-004	2024 Q3	Nugget	401.00	411.00	10.00	0.379	0.107	1.4
KN-24-030	2024 Q4	KUG	67.90	99.00	31.1	0.121	0.089	0.46
KN-24-003	2024 Q2	Nugget	13.40	26.81	13.41	0.274	0.150	1.7
KN-24-023	2024 Q3	Nugget	108.00	137.00	29	0.122	0.023	0.31
KN-24-001	2024 Q2	Nugget	323.00	332.93	9.93	0.355	0.122	1.1
KN-24-005	2024 Q3	Nugget	60.30	69.30	9.00	0.384	0.206	1.6
KN-24-022	2024 Q3	Nugget	285.00	313.00	28	0.123	0.059	0.8
KN-24-001	2024 Q2	Nugget	125.00	140.00	15.00	0.229	0.104	1.0
KN-24-024	2024 Q3	KUG	102.00	123.80	21.8	0.156	0.66	0.247
KN-24-003	2024 Q2	Nugget	235.40	241.40	6.00	0.556	0.203	2.3
KN-24-028	2024 Q3	KUG	215.00	225.00	10	0.329	0.1	0.86
KN-24-011	2024 Q3	Nugget	203.00	210.00	7.00	0.449	0.133	1.6
KN-24-027	2024 Q3	KUG	209.00	221.00	12	0.258	0.121	0.98
KN-24-001	2024 Q2	Nugget	228.00	237.00	9.00	0.343	0.117	1.1
KN-24-001	2024 Q2	Nugget	58.00	65.00	7.00	0.431	0.228	1.6
KN-24-008	2024 Q3	Nugget	158.00	185.00	27.00	0.111	0.033	0.4
KN-24-005	2024 Q3	Nugget	38.70	44.30	5.60	0.535	0.105	1.2
KN-24-008	2024 Q3	Nugget	128.00	149.94	21.94	0.136	0.048	0.5
KN-24-001	2024 Q2	Nugget	105.00	111.00	6.00	0.497	0.176	2.1
KN-24-003	2024 Q2	Nugget	145.66	153.40	7.74	0.374	0.156	1.5
KN-24-022	2024 Q3	Nugget	161.00	163.00	2	1.429	0.04	0.5
KN-24-028	2024 Q3	KUG	247.00	266.00	19	0.146	0.107	0.73
KN-24-022	2024 Q3	Nugget	269.00	277.00	8	0.345	4.9	0.604
KN-24-011	2024 Q3	Nugget	270.81	275.92	5.11	0.518	0.124	1.4
KN-24-021	2024 Q3	KUG	0.00	2.00	2	1.318	0.061	2.5
KN-24-007	2024 Q3	Nugget	180.00	189.95	9.95	0.261	0.131	0.9
KN24-004	2024 Q3	Nugget	105.00	114.32	9.32	0.276	0.059	1.4
KN-24-021	2024 Q3	KUG	205.00	206.00	1	2.56	15.3	3.771
KN-24-029	2024 Q4	Nugget	413.00	415.00	2	1.28	0.196	2.2
KN-24-022	2024 Q3	Nugget	271.00	273.00	2	1.257	0.722	11

Centerra Gold Inc. - Kemess
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
KN-24-012	2024 Q3	KUG	428.88	438.00	9.12	0.270	0.159	1.1
KN-24-007	2024 Q3	Nugget	125.00	134.65	9.65	0.255	0.143	1.2
KN-24-005	2024 Q3	Nugget	119.30	126.75	7.45	0.319	0.155	1.8
KN-24-003	2024 Q2	Nugget	203.40	209.40	6.00	0.396	0.139	1.1
KN-24-007	2024 Q3	Nugget	353.00	363.00	10.00	0.237	0.111	1.0
KN-24-018	2024 Q3	Nugget	68.00	71.16	3.16	0.744	0.263	1.4
KN-24-007	2024 Q3	Nugget	194.00	202.00	8.00	0.290	0.174	2.9
KN-24-025	2024 Q3	KUG	415.00	417.00	2	1.153	0.538	4.1
KN-24-012	2024 Q3	KUG	397.83	403.06	5.23	0.440	0.220	1.7
KN-24-012	2024 Q3	KUG	397.83	403.06	5.23	0.440	0.220	1.7
KN-24-030	2024 Q4	KUG	48.00	63.64	15.64	0.145	0.076	0.31
KN-24-022	2024 Q3	Nugget	223.00	225.00	2	1.095	0.279	2.2
KN-24-002	2024 Q2	Nugget	189.00	201.00	12.00	0.181	0.090	0.9
KN-24-007	2024 Q3	Nugget	369.00	378.00	9.00	0.239	0.104	0.8
KN-24-007	2024 Q3	Nugget	291.00	301.00	10.00	0.214	0.121	1.2
KN-24-029	2024 Q4	Nugget	408.00	409.00	1	2.139	0.099	1.7
KN-24-022	2024 Q3	Nugget	199.00	201.00	2	1.06	0.12	2.3
KN-24-030	2024 Q4	KUG	196.00	211.00	15	0.14	0.1	0.83
KN-24-022	2024 Q3	Nugget	97.00	99.00	2	1.047	0.096	2.8
KN-24-005	2024 Q3	Nugget	20.30	28.12	7.82	0.263	0.102	0.8
KN-24-002	2024 Q2	Nugget	52.00	63.79	11.79	0.162	0.027	0.5
KN-24-027	2024 Q3	KUG	228.10	240.00	11.9	0.159	0.108	0.9
KN-24-007	2024 Q3	Nugget	339.00	347.00	8.00	0.236	0.129	1.1
KN-24-018	2024 Q3	Nugget	53.00	61.00	8.00	0.231	0.119	1.1
KN-24-007	2024 Q3	Nugget	382.00	392.00	10.00	0.183	0.104	0.9
KN24-004	2024 Q3	Nugget	183.00	190.00	7.00	0.261	0.111	0.9
KN-24-003	2024 Q2	Nugget	52.40	58.90	6.50	0.281	0.119	0.8
KN-24-030	2024 Q4	KUG	8.00	16.00	8	0.219	0.209	0.59
KN-24-028	2024 Q3	KUG	271.00	281.00	10	0.17	0.109	0.85
KN-24-007	2024 Q3	Nugget	170.00	174.00	4.00	0.422	0.336	2.6
KN-24-011	2024 Q3	Nugget	238.00	243.00	5.00	0.334	0.113	1.2
KN-24-018	2024 Q3	Nugget	108.14	109.00	0.86	1.877	0.018	2.1
KN24-004	2024 Q3	Nugget	134.00	141.00	7.00	0.229	0.110	1.2
KN-24-007	2024 Q3	Nugget	261.00	265.00	4.00	0.389	0.149	1.5
KN-24-012	2024 Q3	KUG	227.00	234.86	7.86	0.186	0.127	1.1
KN-24-003	2024 Q2	Nugget	227.40	231.06	3.66	0.396	0.140	1.2
KN-24-006	2024 Q3	Nugget	500.00	508.00	8.00	0.178	0.131	1.0
KN-24-022	2024 Q3	Nugget	26.00	36.00	10	0.142	0.034	0.46
KN-24-001	2024 Q2	Nugget	338.03	342.00	3.97	0.345	0.111	0.8
KN-24-012	2024 Q3	KUG	384.00	393.00	9.00	0.149	0.085	0.8
KN-24-007	2024 Q3	Nugget	107.00	111.00	4.00	0.331	0.113	0.8
KN-24-024	2024 Q3	KUG	212.00	219.50	7.5	0.173	0.107	1.02

Centerra Gold Inc. - Kemess
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
KN-24-009	2024 Q3	Nugget	415.00	426.10	11.10	0.114	0.033	0.4
KN-24-011	2024 Q3	Nugget	99.10	107.00	7.90	0.157	0.068	0.8
KN-24-030	2024 Q4	KUG	230.00	236.00	6	0.202	0.094	0.63
KN-24-018	2024 Q3	Nugget	70.00	71.16	1.16	1.031	0.305	1.8
KN-24-002	2024 Q2	Nugget	191.00	197.00	6.00	0.198	0.104	0.9
KN-24-006	2024 Q3	Nugget	257.00	267.00	10.00	0.115	0.014	1.8
KN-24-028	2024 Q3	KUG	340.00	346.00	6	0.191	0.111	0.77
KN-24-007	2024 Q3	Nugget	220.00	224.00	4.00	0.286	0.120	1.2
KN-24-006	2024 Q3	Nugget	303.00	313.30	10.30	0.111	0.049	1.1
KN-24-011	2024 Q3	Nugget	57.00	60.00	3.00	0.381	0.150	1.2
KN-24-029	2024 Q4	Nugget	225.00	226.00	1	1.116	0.175	2.2
KN-24-018	2024 Q3	Nugget	78.00	79.00	1.00	1.097	0.295	1.6
KN-24-005	2024 Q3	Nugget	169.30	175.80	6.50	0.167	0.057	0.7
KN-24-001	2024 Q2	Nugget	194.00	203.45	9.45	0.114	0.037	0.5
KN-24-003	2024 Q2	Nugget	167.02	170.71	3.69	0.291	0.129	1.1
KN-24-024	2024 Q3	KUG	193.00	200.50	7.5	0.143	1.1	0.244
KN-24-007	2024 Q3	Nugget	281.00	285.00	4.00	0.264	0.155	1.2
KN-24-031	2024 Q4	KUG	294.00	302.00	8	0.132	0.086	0.57
KN-24-013	2024 Q3	KUG	164.00	167.80	3.80	0.276	0.112	0.6
KN-24-010	2024 Q3	Nugget	77.00	85.00	8.00	0.124	0.035	0.3
KN-24-024	2024 Q3	KUG	227.00	236.00	9	0.105	0.089	0.9
KN-24-006	2024 Q3	Nugget	438.00	442.00	4.00	0.236	0.143	1.1
KN-24-012	2024 Q3	KUG	198.00	207.00	9.00	0.102	0.066	0.7
KN-24-030	2024 Q4	KUG	345.00	345.50	0.5	1.809	0.436	3.6
KN-24-007	2024 Q3	Nugget	156.00	160.00	4.00	0.223	0.111	0.7
KN-24-018	2024 Q3	Nugget	38.00	40.50	2.50	0.352	0.180	1.3
KN-24-024	2024 Q3	KUG	156.00	160.50	4.5	0.193	0.109	0.64
KN-24-024	2024 Q3	KUG	178.50	185.50	7	0.117	0.73	0.186
KN-24-001	2024 Q2	Nugget	146.00	150.00	4.00	0.204	0.110	1.2
KN-24-009	2024 Q3	Nugget	475.00	480.00	5.00	0.163	0.121	0.8
KN-24-005	2024 Q3	Nugget	108.30	112.55	4.25	0.183	0.104	0.9
KN-24-016	2024 Q3	Nugget	142.00	149.00	7.00	0.110	0.031	0.4
KN24-004	2024 Q3	Nugget	197.00	201.00	4.00	0.187	0.106	0.7
KN-24-005	2024 Q3	Nugget	81.11	85.52	4.41	0.169	0.113	1.2
KN-24-024	2024 Q3	KUG	248.47	253.73	5.26	0.141	0.068	0.75
KN-24-024	2024 Q3	KUG	258.00	265.00	7	0.105	0.055	0.53
KN-24-016	2024 Q3	Nugget	233.00	239.73	6.73	0.109	0.050	1.0
KN-24-029	2024 Q4	Nugget	78.85	84.00	5.15	0.14	0.021	1.19
KN24-004	2024 Q3	Nugget	279.00	286.00	7.00	0.102	0.003	0.3
KN-24-012	2024 Q3	KUG	216.00	220.95	4.95	0.144	0.126	1.5
KN24-004	2024 Q3	Nugget	51.00	58.00	7.00	0.101	0.022	0.6
KN-24-016	2024 Q3	Nugget	244.50	250.00	5.50	0.123	0.077	0.8

Centerra Gold Inc. - Kemess
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill Hole	Quarter Drilled	Target Zone	From (m)	To (m)	Core Length (m)	Au ppm	Cu %	Ag ppm
KN-24-030	2024 Q4	KUG	36.00	40.00	4	0.161	0.081	0.35
KN-24-003	2024 Q2	Nugget	105.40	110.23	4.83	0.132	0.057	0.6
KN-24-012	2024 Q3	KUG	216.00	220.20	4.20	0.148	0.134	1.5
KN-24-020	2024 Q3	Nugget	173.00	177.00	4.00	0.155	0.082	0.8
KN-24-024	2024 Q3	KUG	215.00	219.50	4.5	0.133	1.3	0.241
KN-24-024	2024 Q3	KUG	269.50	272.50	3	0.199	0.077	0.6
KN-24-027	2024 Q3	KUG	246.00	249.00	3	0.196	0.162	1.26
KN-24-018	2024 Q3	Nugget	296.50	301.00	4.50	0.129	0.074	0.7
KN-24-008	2024 Q3	Nugget	265.78	268.00	2.22	0.170	0.124	1.3
KN-24-012	2024 Q3	KUG	132.00	134.41	2.41	0.147	0.042	0.7
KN-24-024	2024 Q3	KUG	3.30	6.00	2.7	0.103	0.9	0.504

Notes: Mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4.0 metres. Higher grade sub-intervals are greater than 1.00 g/t Au. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target.

Cheyenne Sica, a Member of Engineers and Geoscientists British Columbia, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 20, 2025.

centerraGOLD

Centerra Gold Inc. - Goldfield District Project
Drill Hole Locations
Period: from January 1, 2024 to December 31, 2024

Hole ID	Quarter Drilled	Location	Location Easting**	Location Northing**	Elevation (m)	Length (ft)	Length (m)	Collar Azimuth***	Collar Dip	Purpose
ADA24D001	Q1 2024	Adams	480588.30	4177266.00	1692.69	350.00	106.68	301.20	-64.15	Exploration
ADA24D002	Q1 2024	Adams	480854.40	4177608.10	1692.10	1187.50	361.95	298.11	-64.60	Exploration
ADA24D003	Q1 2024	Adams	480797.30	4177485.30	1690.56	283.00	86.26	300.31	-64.72	Exploration
ADA24D004	Q1 2024	Adams	480602.50	4177124.30	1693.62	273.00	83.21	296.78	-64.85	Exploration
ADA24D005	Q1 2024	Adams	480495.90	4177145.40	1698.79	170.00	51.82	126.06	-55.06	Exploration
ADA24D006	Q1 2024	Adams	480547.00	4177243.40	1694.75	377.00	114.91	117.94	-56.13	Exploration
ADA24D007	Q1 2024	Adams	480367.00	4177134.20	1692.47	328.00	99.97	136.43	-66.17	Exploration
ADA24D008	Q1 2024	Adams	481033.00	4177901.80	1700.44	226.00	68.88	296.10	-64.95	Exploration
ADA24D009	Q1 2024	Adams	480879.60	4177833.00	1699.77	238.00	72.54	295.38	-65.64	Exploration
ADA24D010	Q1 2024	Adams	480932.70	4177763.30	1691.89	237.00	72.24	301.52	-65.19	Exploration
ADA24D011	Q1 2024	Adams	480900.60	4177690.50	1688.11	197.00	60.05	301.97	-64.92	Exploration
ADA24D012	Q1 2024	Adams	480855.90	4177657.80	1688.71	215.00	65.53	293.85	-65.16	Exploration
ADA24D013	Q1 2024	Adams	480500.10	4177483.40	1685.92	227.00	69.19	263.62	-65.34	Exploration
ADA24D014	Q1 2024	Adams	481004.60	4177226.20	1692.48	399.00	121.62	297.60	-63.90	Exploration
ADA24D015	Q2 2024	Adams	480525.90	4176987.80	1703.93	552.00	168.25	270.12	-54.42	Exploration
ADA24D016	Q2 2024	Adams	480714.40	4177761.90	1690.63	350.00	106.68	301.09	-66.11	Exploration
ADA24D017	Q2 2024	Adams	480990.30	4177856.50	1699.04	350.00	106.68	301.52	-64.76	Exploration
ADA24D018	Q2 2024	Adams	480842.00	4177956.00	1691.06	350.00	106.68	298.19	-63.40	Exploration
ADA24D019	Q2 2024	Adams	480562.81	4177148.72	1685.27	298.50	90.98	295.14	-64.56	Exploration
ADA24D020	Q2 2024	Adams	480704.60	4177175.52	1690.38	347.00	105.77	297.06	-64.85	Exploration
ADA24D021	Q2 2024	Adams	480371.82	4177133.77	1691.31	571.50	174.19	264.40	-64.22	Exploration
ADA24R001	Q2 2024	Adams	480481.80	4176857.35	1713.76	500.00	152.40	270.71	-59.05	Exploration
ADA24R002	Q2 2024	Adams	480625.17	4177222.24	1692.93	300.00	91.44	300.00	-64.66	Exploration
ADA24R003	Q2 2024	Adams	480493.44	4176718.05	1713.11	500.00	152.40	269.98	-59.05	Exploration
ADA24R004	Q2 2024	Adams	480548.02	4177040.65	1698.03	300.00	91.44	300.00	-63.07	Exploration
ADA24R005	Q2 2024	Adams	480627.04	4177074.23	1693.18	350.00	106.68	300.04	-64.43	Exploration
ADA24R006	Q2 2024	Adams	480668.65	4177320.14	1688.50	300.00	91.44	300.00	-59.51	Exploration
ADA24R007	Q2 2024	Adams	480588.06	4177015.00	1696.17	340.00	103.63	300.00	-63.87	Exploration
ADA24R008	Q2 2024	Adams	480563.02	4177144.29	1685.23	500.00	152.40	30.04	-44.18	Exploration
ADA24R009	Q2 2024	Adams	480531.20	4177078.75	1696.47	300.00	91.44	299.92	-63.96	Exploration
ADA24R010	Q2 2024	Adams	480713.33	4177252.59	1688.85	300.00	91.44	300.00	-64.58	Exploration
ADA24R011	Q2 2024	Adams	480662.07	4177225.02	1690.85	300.00	91.44	300.02	-64.39	Exploration
ADA24R012	Q3 2024	Adams	481256.29	4178223.53	1694.80	400.00	121.92	275.05	-58.05	Exploration
DFD24D001	Q2 2024	Diamondfield	483055.40	4177715.00	1715.00	698.00	212.75	180.40	-80.66	Exploration
DFD24D002	Q2 2024	Diamondfield	482766.70	4177674.30	1714.35	355.00	108.20	180.48	-80.64	Exploration
DFD24D003	Q2 2024	Diamondfield	482905.90	4177851.00	1711.54	528.00	160.93	187.34	-80.24	Exploration
DFD24D004	Q2 2024	Diamondfield	483245.10	4177837.30	1722.11	344.00	104.85	181.08	-80.41	Exploration
DFD24D005	Q2 2024	Diamondfield	482651.00	4177633.60	1715.23	708.00	215.80	182.13	-80.80	Exploration
DFD24R001	Q2 2024	Diamondfield	483200.20	4177760.50	1715.41	660.00	201.17	176.69	-80.01	Exploration
DFD24R002	Q2 2024	Diamondfield	483091.10	4177849.22	1713.90	780.00	237.74	179.77	-80.19	Exploration
DFD24R003	Q2 2024	Diamondfield	482995.30	4177804.60	1713.85	520.00	158.50	181.66	-79.51	Exploration
DFD24R004	Q2 2024	Diamondfield	483127.30	4177739.60	1717.35	508.00	154.84	179.44	-79.95	Exploration
DFD24R005	Q2 2024	Diamondfield	483011.60	4177707.00	1717.13	400.00	121.92	180.02	-80.32	Exploration
DFD24R006	Q2 2024	Diamondfield	482914.40	4177782.10	1712.26	480.00	146.30	180.00	-79.25	Exploration
DFD24R007	Q2 2024	Diamondfield	482790.30	4177806.90	1714.71	540.00	164.59	180.00	-79.86	Exploration
DFD24R008	Q2 2024	Diamondfield	482684.10	4177744.20	1717.44	660.00	201.17	175.31	-79.83	Exploration
DFD24R009	Q2 2024	Diamondfield	482722.60	4177485.40	1722.13	260.00	79.25	178.77	-70.24	Exploration
DFD24R010	Q2 2024	Diamondfield	482796.50	4177592.40	1715.59	280.00	85.34	177.92	-79.61	Exploration
GEM24D63	Q2 2024	Jupiter	479683.00	4177817.00	1667.69	283.00	86.26	90.00	-69.88	Exploration
GEM24D64	Q2 2024	Jupiter	479371.80	4177144.10	1674.70	503.00	153.31	90.54	-75.14	Exploration
GEM24D65	Q2 2024	Jupiter	479888.20	4177089.40	1707.27	518.00	157.89	88.47	-59.44	Exploration
GEM24D66	Q2 2024	Jupiter	479517.10	4177493.90	1672.62	595.00	181.36	89.05	-78.96	Exploration
GEM24D67	Q2 2024	Jupiter	479493.30	4177716.90	1675.26	645.50	196.75	93.08	-70.59	Exploration
GEM24D68	Q2 2024	Jupiter	479860.40	4177925.70	1694.75	446.50	136.09	90.98	-74.65	Exploration
GEM24D69	Q2 2024	Jupiter	479830.60	4177550.10	1688.28	160.00	48.77	95.07	-74.47	Exploration
GEM24D70	Q2 2024	Jupiter	479783.00	4176992.70	1708.83	134.50	41.00	90.28	-74.52	Exploration
GEM24D71	Q2 2024	Jupiter	479836.40	4177418.00	1714.57	287.00	87.48	229.32	-55.25	Exploration
GEM24D72	Q2 2024	Jupiter	479656.75	4177709.95	1670.46	434.50	132.44	291.47	-88.15	Exploration
GEM24D73	Q2 2024	Jupiter	479487.32	4177596.98	1666.43	458.00	139.60	85.68	-85.05	Exploration
GEM24D74	Q2 2024	Jupiter	479510.06	4177959.43	1661.93	450.00	137.16	60.33	-87.84	Exploration
GEM24D75	Q2 2024	Jupiter	479665.94	4177926.00	1668.76	404.50	123.29	78.82	-85.00	Exploration
GEM24D76	Q2 2024	Jupiter	479597.34	4178225.04	1670.36	488.00	148.74	90.93	-74.76	Exploration
GEM24R239	Q1 2024	Jupiter	479702.90	4177852.60	1666.44	300.00	91.44	98.11	-59.35	Exploration
GEM24R240	Q1 2024	Jupiter	479696.00	4177918.50	1674.38	250.00	76.20	96.86	-74.23	Exploration
GEM24R241	Q1 2024	Jupiter	479763.90	4177898.30	1680.94	300.00	91.44	94.97	-73.67	Exploration
GEM24R242	Q1 2024	Jupiter	479665.90	4178044.70	1690.70	450.00	137.16	91.78	-74.56	Exploration

centerraGOLD

Centerra Gold Inc. - Goldfield District Project
Drill Hole Locations
Period: from January 1, 2024 to December 31, 2024

Hole ID	Quarter Drilled	Location	Location Easting**	Location Northing**	Elevation (m)	Length (ft)	Length (m)	Collar Azimuth***	Collar Dip	Purpose
GEM24R243	Q1 2024	Jupiter	479797.90	4177630.80	1677.79	200.00	60.96	91.34	-74.12	Exploration
GEM24R244	Q1 2024	Jupiter	479738.50	4178134.30	1683.40	300.00	91.44	90.00	-73.69	Exploration
GEM24R245	Q1 2024	Jupiter	479886.60	4178138.10	1680.57	300.00	91.44	90.87	-74.87	Exploration
GEM24R246	Q1 2024	Jupiter	479436.80	4177001.70	1679.21	300.00	91.44	92.66	-74.64	Exploration
GEM24R247	Q1 2024	Jupiter	479537.10	4177000.30	1688.34	300.00	91.44	90.41	-74.51	Exploration
GEM24R248	Q1 2024	Jupiter	479480.30	4177091.70	1679.84	350.00	106.68	91.24	-74.70	Exploration
GEM24R249	Q1 2024	Jupiter	479614.50	4177671.10	1672.33	350.00	106.68	91.66	-74.34	Exploration
GEM24R250	Q2 2024	Jupiter	479549.20	4177676.20	1672.45	420.00	128.02	88.61	-78.37	Exploration
GEM24R251	Q2 2024	Jupiter	479584.00	4177712.80	1672.26	400.00	121.92	91.40	-68.04	Exploration
GEM24R252	Q2 2024	Jupiter	479510.80	4177808.00	1677.31	400.00	121.92	90.11	-59.19	Exploration
GEM24R253	Q2 2024	Jupiter	479514.70	4177779.00	1677.80	420.00	128.02	88.98	-75.73	Exploration
GEM24R254	Q2 2024	Jupiter	479769.20	4177717.00	1674.26	320.00	97.54	90.70	-74.88	Exploration
GEM24R255	Q2 2024	Jupiter	479712.00	4177713.00	1676.65	280.00	85.34	90.47	-74.75	Exploration
GEM24R256	Q2 2024	Jupiter	479663.00	4177716.00	1671.75	350.00	106.68	91.31	-69.65	Exploration
GEM24R257	Q2 2024	Jupiter	479471.00	4177273.00	1677.36	400.00	121.92	91.81	-74.95	Exploration
GEM24R258	Q2 2024	Jupiter	479515.00	4177220.00	1681.01	420.00	128.02	91.43	-74.86	Exploration
GEM24R259	Q2 2024	Jupiter	479443.00	4177187.00	1678.80	360.00	109.73	91.23	-75.17	Exploration
GEM24R260	Q2 2024	Jupiter	479724.00	4177578.00	1678.66	400.00	121.92	89.02	-64.50	Exploration
GEM24R261	Q2 2024	Jupiter	479575.00	4177626.00	1669.21	400.00	121.92	91.40	-75.32	Exploration
GEM24R262	Q2 2024	Jupiter	479667.00	4177614.00	1674.47	280.00	85.34	90.04	-80.12	Exploration
GEM24R263	Q2 2024	Jupiter	479570.00	4177594.00	1669.80	500.00	152.40	91.34	-64.66	Exploration
GEM24R264	Q2 2024	Jupiter	479517.00	4177533.00	1672.08	360.00	109.73	89.41	-79.54	Exploration
GEM24R265	Q2 2024	Jupiter	479746.00	4177762.00	1673.51	300.00	91.44	92.64	-74.24	Exploration
GEM24R266	Q2 2024	Jupiter	479859.50	4177174.80	1697.03	300.00	91.44	91.64	-74.71	Exploration
GEM24R267	Q2 2024	Jupiter	479880.60	4176991.00	1713.11	300.00	91.44	91.18	-74.71	Exploration
GEM24R268	Q2 2024	Jupiter	479860.90	4176905.00	1728.35	380.00	115.82	91.52	-75.03	Exploration
GEM24R269	Q2 2024	Jupiter	479723.60	4177081.90	1695.38	320.00	97.54	0.00	-89.76	Exploration
GEM24R270	Q2 2024	Jupiter	479634.60	4177087.20	1688.70	220.00	67.06	90.48	-74.49	Exploration
GEM24R271	Q2 2024	Jupiter	479769.70	4177185.53	1693.10	300.00	91.44	89.43	-74.93	Exploration
GEM24R272	Q2 2024	Jupiter	479703.49	4177426.33	1693.03	280.00	85.34	92.81	-74.86	Exploration
GEM24R273	Q2 2024	Jupiter	479666.77	4177269.67	1687.82	300.00	91.44	91.51	-74.53	Exploration
GEM24R274	Q2 2024	Jupiter	479946.69	4176904.18	1720.46	260.00	79.25	93.92	-74.62	Exploration
GEM24R275	Q2 2024	Jupiter	479800.91	4177827.45	1672.32	300.00	91.44	91.52	-73.58	Exploration
GEM24R276	Q2 2024	Jupiter	479920.25	4177860.87	1698.12	280.00	85.34	88.83	-75.00	Exploration
GEM24R277	Q2 2024	Jupiter	479916.50	4178223.10	1670.24	280.00	85.34	89.51	-74.82	Exploration
GEM24R278	Q2 2024	Jupiter	479759.90	4178224.90	1675.02	340.00	103.63	94.65	-74.98	Exploration
GEM24R279	Q2 2024	Jupiter	479602.80	4178224.30	1671.26	400.00	121.92	88.02	-74.33	Exploration
GEM24R280	Q2 2024	Jupiter	479811.81	4177446.99	1711.27	250.00	76.20	91.49	-75.75	Exploration
GEM24R281	Q2 2024	Jupiter	479428.57	4177561.69	1668.13	500.00	152.40	90.05	-74.49	Exploration
GEM24R282	Q2 2024	Jupiter	479449.29	4177603.36	1667.86	460.00	140.21	90.00	-84.98	Exploration
GEM24R283	Q2 2024	Jupiter	479595.00	4177538.45	1673.87	433.00	131.98	90.00	-80.36	Exploration
GEM24R284	Q2 2024	Jupiter	479664.41	4177653.29	1674.55	440.00	134.11	89.93	-69.12	Exploration
GEM24R285	Q2 2024	Jupiter	479623.18	4177703.68	1672.22	400.00	121.92	89.69	-69.55	Exploration
GEM24R286	Q2 2024	Jupiter	479653.57	4177826.99	1666.29	350.00	106.68	90.04	-72.27	Exploration
GEM24R287	Q2 2024	Jupiter	479559.93	4177838.82	1669.34	400.00	121.92	90.05	-69.70	Exploration
GEM24R288	Q2 2024	Jupiter	479582.27	4177754.59	1672.25	400.00	121.92	90.03	-64.06	Exploration
GEM24R289	Q2 2024	Jupiter	479668.88	4177744.84	1672.16	350.00	106.68	89.97	-63.80	Exploration
GEM24R290	Q2 2024	Jupiter	479597.94	4177914.48	1663.85	300.00	91.44	339.57	-89.63	Exploration
GEM24R291	Q2 2024	Jupiter	479677.40	4177884.65	1665.23	300.00	91.44	90.34	-84.67	Exploration
GEM24R292	Q2 2024	Jupiter	479653.95	4177838.70	1666.29	300.00	91.44	89.72	-79.25	Exploration
GEM24R293	Q2 2024	Jupiter	479728.86	4177804.52	1669.36	300.00	91.44	89.94	-74.33	Exploration
GEM24R294	Q2 2024	Jupiter	479783.90	4177787.05	1668.71	350.00	106.68	90.35	-84.41	Exploration
GEM24R295	Q2 2024	Jupiter	479818.45	4177715.42	1673.61	350.00	106.68	90.02	-74.68	Exploration
GEM24R296	Q2 2024	Jupiter	479850.14	4177640.49	1682.00	200.00	60.96	90.01	-62.86	Exploration
GEM24R297	Q2 2024	Jupiter	479858.67	4177886.89	1694.81	470.00	143.26	95.28	-84.83	Exploration
GEM24R298	Q2 2024	Jupiter	479764.44	4177857.26	1674.65	300.00	91.44	90.15	-74.92	Exploration
GEM24R299	Q2 2024	Jupiter	479725.55	4177881.75	1673.98	340.00	103.63	90.09	-79.73	Exploration
GEM24R300	Q2 2024	Jupiter	479811.89	4177862.82	1682.73	370.00	112.78	82.61	-85.71	Exploration
GEM24R301	Q2 2024	Jupiter	479869.36	4177867.79	1693.78	400.00	121.92	84.61	-85.54	Exploration
GEM24R302	Q2 2024	Jupiter	479908.52	4177713.41	1673.67	350.00	106.68	89.92	-68.69	Exploration
GEM24R303	Q2 2024	Jupiter	479789.71	4177680.48	1674.30	250.00	76.20	90.00	-59.44	Exploration
GEM24R304	Q2 2024	Jupiter	479824.90	4177591.11	1683.69	225.00	68.58	90.03	-59.21	Exploration
GEM24R305	Q2 2024	Jupiter	479777.77	4177590.53	1683.04	220.00	67.06	90.00	-59.26	Exploration
GEM24R306	Q2 2024	Jupiter	479622.07	4177498.39	1678.02	400.00	121.92	89.94	-74.10	Exploration
GEM24R307	Q2 2024	Jupiter	479527.38	4177651.96	1670.20	450.00	137.16	90.29	-73.84	Exploration
GEM24R308	Q2 2024	Jupiter	479740.01	4177538.71	1685.41	300.00	91.44	90.00	-64.73	Exploration

centerra GOLD

Centerra Gold Inc. - Goldfield District Project

Drill Hole Locations

Period: from January 1, 2024 to December 31, 2024

Hole ID	Quarter Drilled	Location	Location Easting**	Location Northing**	Elevation (m)	Length (ft)	Length (m)	Collar Azimuth***	Collar Dip	Purpose
GEM24R309	Q2 2024	Jupiter	479757.84	4178032.50	1697.21	500.00	152.40	102.08	-88.07	Exploration
GEM24R310	Q2 2024	Jupiter	479782.13	4177966.07	1696.36	450.00	137.16	89.59	-83.05	Exploration
GEM24R311	Q2 2024	Jupiter	479800.36	4177932.96	1690.91	475.00	144.78	90.00	-85.24	Exploration
GEM24R312	Q2 2024	Jupiter	479915.90	4177934.38	1697.17	490.00	149.35	90.28	-80.08	Exploration
GEM24R313	Q2 2024	Jupiter	479962.67	4177955.53	1696.92	500.00	152.40	89.96	-84.63	Exploration
GEM24R314	Q2 2024	Jupiter	480015.16	4177983.48	1695.13	600.00	182.88	89.87	-79.76	Exploration
GEM24R315	Q2 2024	Jupiter	479921.73	4178031.76	1689.57	550.00	167.64	89.61	-85.06	Exploration
GEM24R316	Q3 2024	Jupiter	479698.61	4177963.90	1683.70	320.00	97.54	85.87	-87.90	Exploration
GEM24R317	Q3 2024	Jupiter	479636.53	4177996.11	1678.99	365.00	111.25	89.97	-75.03	Exploration
GEM24R318	Q3 2024	Jupiter	479571.52	4178017.72	1673.80	410.00	124.97	89.99	-74.99	Exploration
GEM24R319	Q3 2024	Jupiter	479904.86	4177684.06	1679.02	200.00	60.96	89.97	-70.15	Exploration
GEM24R320	Q3 2024	Jupiter	479960.46	4177733.74	1670.56	350.00	106.68	90.32	-87.90	Exploration
GEM24R321	Q3 2024	Jupiter	479883.40	4177795.49	1675.66	350.00	106.68	94.08	-85.04	Exploration
GEM24R322	Q3 2024	Jupiter	479950.77	4177762.78	1677.48	350.00	106.68	90.03	-87.57	Exploration
LND24D001	Q2 2024	Linda	484187.20	4171381.00	1739.90	506.00	154.23	246.03	-69.87	Exploration
LND24D002	Q2 2024	Linda	484150.90	4171374.80	1736.65	337.00	102.72	247.96	-70.32	Exploration
LND24D003	Q2 2024	Linda	484213.70	4171380.50	1732.82	317.00	96.62	249.87	-70.07	Exploration
LND24D004	Q2 2024	Linda	484206.25	4171382.84	1733.96	365.00	111.25	20.85	-89.18	Exploration
LND24R001	Q3 2024	Linda	484235.23	4171430.92	1734.02	300.00	91.44	280.16	-63.87	Exploration
LND24R002	Q3 2024	Linda	484137.80	4171339.69	1733.64	200.00	60.96	279.99	-48.63	Exploration
MCM24D002	Q2 2024	Daisy	483630.85	4179050.41	1718.93	181.00	55.17	84.48	-49.93	Exploration
MCM24R001	Q2 2024	Daisy	483563.00	4179039.40	1717.43	400.00	121.92	90.65	-49.51	Exploration
MCM24R002	Q2 2024	Daisy	483491.70	4179038.30	1714.04	400.00	121.92	89.67	-49.42	Exploration
MCM24R003	Q3 2024	Daisy	483594.94	4178641.76	1725.10	400.00	121.92	135.05	-49.14	Exploration
MCM24R004	Q3 2024	Daisy	483665.27	4178661.23	1722.03	300.00	91.44	160.19	-48.48	Exploration
MCM24R005	Q3 2024	Daisy	483773.29	4178809.86	1719.23	400.00	121.92	90.00	-48.39	Exploration
MCM24R006	Q3 2024	Daisy	483705.70	4178817.21	1720.33	400.00	121.92	90.00	-49.45	Exploration
MCM24R007	Q3 2024	Daisy	483635.26	4178814.45	1718.27	500.00	152.40	89.85	-49.03	Exploration
MCM24R008	Q3 2024	Daisy	483571.28	4178819.43	1714.88	500.00	152.40	90.00	-48.44	Exploration
MCM24R009	Q3 2024	Daisy	483523.52	4178751.13	1719.68	400.00	121.92	0.01	-48.47	Exploration
MCM24R010	Q3 2024	Daisy	483390.87	4178742.57	1726.23	485.00	147.83	0.00	-49.18	Exploration
MCM24R011	Q3 2024	Daisy	483306.16	4178672.69	1724.91	400.00	121.92	0.00	-49.39	Exploration
MCM24R012	Q3 2024	Daisy	483481.82	4178609.17	1736.21	550.00	167.64	105.00	-49.27	Exploration
MCM24R013	Q3 2024	Daisy	483528.28	4178629.23	1730.09	350.00	106.68	60.00	-49.03	Exploration
MCM24R014	Q3 2024	Daisy	483270.32	4178551.27	1740.93	300.00	91.44	359.93	-54.58	Exploration
MCM24R015	Q3 2024	Daisy	483361.48	4178543.00	1738.07	250.00	76.20	359.99	-48.55	Exploration
MCM24R016	Q3 2024	Daisy	483389.33	4178619.94	1731.78	325.00	99.06	19.98	-49.73	Exploration
MCM24R017	Q3 2024	Daisy	483720.48	4178606.64	1728.36	250.00	76.20	350.02	-43.48	Exploration
MCM24R018	Q3 2024	Daisy	483665.50	4178709.12	1721.91	265.00	80.77	110.00	-48.81	Exploration
MCM24R019	Q3 2024	Daisy	483713.93	4178785.05	1723.23	250.00	76.20	120.07	-43.41	Exploration
MCM24R020	Q3 2024	Daisy	483707.16	4178945.22	1719.74	400.00	121.92	89.99	-48.48	Exploration
MCM24R021	Q3 2024	Daisy	483776.51	4179049.00	1715.94	400.00	121.92	89.96	-49.01	Exploration
MCM24R022	Q3 2024	Daisy	483640.36	4179176.33	1724.78	400.00	121.92	90.00	-48.50	Exploration

Notes:

Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release of February 20, 2025.

**Projection: NAD83 UTM Zone 11N

***Azimuth: Relative to True North

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill HoleID	Quarter Drilled	Prospect	From (m)	To (m)	Length (m)	Au (ppm)	Ag (ppm)
GEM24R279	Q2 2024	Jupiter	86.87	106.68	19.81	2.55	16.38
GEM24R256	Q2 2024	Jupiter	19.81	56.39	36.58	1.04	1.09
GEM24R279	Q2 2024	Jupiter	88.39	92.96	4.57	7.85	30.90
GEM24R319	Q3 2024	Jupiter	0	6.10	6.10	5.36	5.50
GEM24R319	Q3 2024	Jupiter	1.52	3.05	1.52	18.00	13.30
GEM24R286	Q2 2024	Jupiter	22.86	47.24	24.38	1.09	1.96
GEM24R256	Q2 2024	Jupiter	33.53	39.62	6.10	3.08	2.20
ADA24R008	Q2 2024	Adams	33.53	77.72	44.20	0.34	1.64
GEM24R249	Q1 2024	Jupiter	39.62	74.68	35.05	0.41	0.66
GEM24R291	Q2 2024	Jupiter	15.24	45.72	30.48	0.46	0.70
GEM24R286	Q2 2024	Jupiter	24.38	25.91	1.52	8.96	17.80
DFD24R003	Q2 2024	Diamondfield	28.96	71.63	42.67	0.29	2.02
GEM24R289	Q2 2024	Jupiter	15	45.72	30.48	0.40	0.91
GEM24R239	Q1 2024	Jupiter	10.67	42.67	32.00	0.38	1.04
GEM24R261	Q2 2024	Jupiter	41.15	68.58	27.43	0.42	1.06
GEM24R240	Q1 2024	Jupiter	9.14	12.19	3.05	3.69	15.65
GEM24R292	Q2 2024	Jupiter	22.86	44.20	21.34	0.52	0.84
GEM24R240	Q1 2024	Jupiter	9.14	10.67	1.52	6.88	29.10
DFD24D002	Q2 2024	Diamondfield	73	99.06	26.06	0.40	2.58
GEM24D76	Q2 2024	Jupiter	88.09	101.19	13.11	0.79	2.52
DFD24D003	Q2 2024	Diamondfield	122.2	136.4	14.2	0.66	2.09
GEM24R259	Q2 2024	Jupiter	0	15.24	15.24	0.59	3.48
GEM24R290	Q2 2024	Jupiter	38	57.91	19.81	0.44	0.88
MCM24R003	Q3 2024	Daisy	38.10	47.24	9.14	0.95	3.35
GEM24R240	Q1 2024	Jupiter	22.86	38.10	15.24	0.53	1.17
GEM24R251	Q2 2024	Jupiter	46	80.77	35.05	0.23	0.54
GEM24R284	Q2 2024	Jupiter	33.53	68.58	35.05	0.20	0.58
GEM24R255	Q2 2024	Jupiter	9.14	38.10	28.96	0.24	0.43
GEM24R299	Q2 2024	Jupiter	12.19	30.48	18.29	0.38	1.19
GEM24R308	Q2 2024	Jupiter	0	30.48	30.48	0.22	0.29
GEM24R319	Q3 2024	Jupiter	41.15	51.82	10.67	0.62	0.56
GEM24R250	Q2 2024	Jupiter	59.44	80.77	21.34	0.30	0.42
GEM24D72	Q2 2024	Jupiter	33.83	49.07	15.24	0.41	0.50
GEM24R257	Q2 2024	Jupiter	0	13.72	13.72	0.44	3.67
DFD24R003	Q2 2024	Diamondfield	105.16	123.44	18.29	0.33	2.31
ADA24D004	Q1 2024	Adams	26	39.01	13.47	0.45	3.07
GEM24R288	Q2 2024	Jupiter	39.62	59.44	19.81	0.30	1.02
MCM24R003	Q3 2024	Daisy	38.10	39.62	1.52	3.89	5.00
ADA24R011	Q2 2024	Adams	38.10	59.44	21.34	0.26	3.53
GEM24R262	Q2 2024	Jupiter	24.38	50.29	25.91	0.21	0.29
ADA24R008	Q2 2024	Adams	6.10	10.67	4.57	1.16	4.10
GEM24R289	Q2 2024	Jupiter	24.38	25.91	1.52	3.36	3.20
ADA24R006	Q2 2024	Adams	32.00	35.05	3.05	1.62	3.80
GEM24R248	Q1 2024	Jupiter	0	6.10	6.10	0.81	6.88
GEM24R260	Q2 2024	Jupiter	21.34	48.77	27.43	0.18	0.31
DFD24D001	Q2 2024	Diamondfield	1.83	17.07	15.24	0.32	0.42
GEM24R258	Q2 2024	Jupiter	0	7.62	7.62	0.63	6.28
ADA24D011	Q1 2024	Adams	13	22.56	9.60	0.50	2.66
GEM24R279	Q2 2024	Jupiter	99.06	100.58	1.52	3.09	28.00
GEM24R246	Q1 2024	Jupiter	42.67	57.91	15.24	0.30	0.64
GEM24R264	Q2 2024	Jupiter	70.10	85.34	15.24	0.30	0.34
DFD24R010	Q2 2024	Diamondfield	2	21.34	19.81	0.23	0.32
DFD24R005	Q2 2024	Diamondfield	68.58	79.25	10.67	0.41	1.70
ADA24R004	Q2 2024	Adams	28.96	45.72	16.76	0.26	2.54
GEM24R307	Q2 2024	Jupiter	99.06	120.40	21.34	0.20	0.38
GEM24R302	Q2 2024	Jupiter	26	41.15	15.24	0.28	0.76

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill HoleID	Quarter Drilled	Prospect	From (m)	To (m)	Length (m)	Au (ppm)	Ag (ppm)
MCM24R006	Q3 2024	Daisy	2	15.24	13.72	0.31	2.87
ADA24R003	Q2 2024	Adams	144.8	152.4	7.6	0.55	3.62
GEM24R273	Q2 2024	Jupiter	0	19.81	19.81	0.21	0.32
GEM24R297	Q2 2024	Jupiter	83.82	96.01	12.19	0.34	0.30
ADA24D019	Q2 2024	Adams	14.33	23.47	9.14	0.44	1.01
MCM24R018	Q3 2024	Daisy	47.24	57.91	10.67	0.35	2.23
MCM24R004	Q3 2024	Daisy	13.7	19.8	6.1	0.59	6.05
ADA24R011	Q2 2024	Adams	65.5	77.7	12.2	0.29	2.31
DFD24R002	Q2 2024	Diamondfield	48.77	59.44	10.67	0.33	1.10
ADA24R002	Q2 2024	Adams	0	3.05	3.05	1.15	0.45
DFD24R004	Q2 2024	Diamondfield	109.73	121.92	12.19	0.28	0.08
ADA24D020	Q2 2024	Adams	48.01	64.77	16.76	0.20	1.25
DFD24R004	Q2 2024	Diamondfield	54.9	73.2	18.3	0.18	0.98
DFD24D003	Q2 2024	Diamondfield	141.73	147.37	5.64	0.57	1.45
GEM24R261	Q2 2024	Jupiter	73.15	89.92	16.76	0.19	0.50
GEM24D72	Q2 2024	Jupiter	18.59	29.26	10.67	0.29	1.20
GEM24R242	Q1 2024	Jupiter	54.86	62.48	7.62	0.40	0.40
GEM24R319	Q3 2024	Jupiter	22.86	35.05	12.19	0.25	0.40
DFD24R008	Q2 2024	Diamondfield	149.35	161.54	12.19	0.25	2.24
GEM24D74	Q2 2024	Jupiter	51.66	63.09	11.43	0.25	0.26
ADA24R009	Q2 2024	Adams	19.8	29.0	9.1	0.30	1.37
DFD24R008	Q2 2024	Diamondfield	111	121.92	10.67	0.25	0.50
GEM24D73	Q2 2024	Jupiter	100.89	114.00	13.11	0.20	0.49
DFD24R006	Q2 2024	Diamondfield	117.35	124.97	7.62	0.34	0.10
ADA24D006	Q1 2024	Adams	2.13	7.47	5.33	0.48	2.34
GEM24D63	Q2 2024	Jupiter	20.12	29.87	9.75	0.26	1.03
ADA24R006	Q2 2024	Adams	53.34	62.48	9.14	0.27	1.48
GEM24R281	Q2 2024	Jupiter	99.06	111.25	12.19	0.20	0.35
GEM24R294	Q2 2024	Jupiter	7.62	22.86	15.24	0.16	0.51
GEM24R320	Q3 2024	Jupiter	30.48	38.10	7.62	0.32	1.76
GEM24R246	Q1 2024	Jupiter	0	4.57	4.57	0.52	5.97
GEM24R241	Q1 2024	Jupiter	15.24	25.91	10.67	0.22	0.67
GEM24R275	Q2 2024	Jupiter	44	57.91	13.72	0.17	0.43
GEM24R307	Q2 2024	Jupiter	64.01	71.63	7.62	0.29	0.28
GEM24R256	Q2 2024	Jupiter	76.20	82.30	6.10	0.36	0.23
GEM24R265	Q2 2024	Jupiter	0.00	9.14	9.14	0.24	0.37
GEM24R272	Q2 2024	Jupiter	3.05	12.19	9.14	0.22	0.32
GEM24R301	Q2 2024	Jupiter	85	92.96	7.62	0.26	0.92
GEM24R312	Q2 2024	Jupiter	123.44	129.54	6.10	0.32	2.13
DFD24R008	Q2 2024	Diamondfield	94.49	106.68	12.19	0.16	0.41
DFD24R001	Q2 2024	Diamondfield	97.54	108.2	10.67	0.18	1.5
ADA24D008	Q1 2024	Adams	0	5.2	5.2	0.4	2.0
MCM24R014	Q3 2024	Daisy	32.0	38.1	6.1	0.3	1.2
GEM24D64	Q2 2024	Jupiter	0	4.0	4.0	0.5	9.4
ADA24D004	Q1 2024	Adams	43.3	51.5	8.2	0.2	2.8
GEM24R293	Q2 2024	Jupiter	6.1	16.8	10.7	0.2	0.5
GEM24R307	Q2 2024	Jupiter	77.7	85.3	7.6	0.2	0.3
GEM24R270	Q2 2024	Jupiter	0	3.1	3.1	0.5	5.4
GEM24R281	Q2 2024	Jupiter	117.4	126.5	9.1	0.2	0.8
GEM24R256	Q2 2024	Jupiter	99.1	106.7	7.6	0.2	0.1
DFD24R002	Q2 2024	Diamondfield	126.5	132.6	6.1	0.2	2.8
DFD24R001	Q2 2024	Diamondfield	112.8	121.9	9.1	0.2	0.3
ADA24D002	Q1 2024	Adams	8.8	12.2	3.4	0.4	1.6
ADA24D003	Q1 2024	Adams	34.4	41.8	7.3	0.2	2.4
DFD24R002	Q2 2024	Diamondfield	140.2	146.3	6.1	0.2	3.1
ADA24D019	Q2 2024	Adams	1.5	5.0	3.5	0.4	1.3

centerraGOLD

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill HoleID	Quarter Drilled	Prospect	From (m)	To (m)	Length (m)	Au (ppm)	Ag (ppm)
ADA24D020	Q2 2024	Adams	68.3	75.3	7.0	0.2	2.5
GEM24R280	Q2 2024	Jupiter	10.7	15.2	4.6	0.3	0.5
GEM24D71	Q2 2024	Jupiter	2.4	10.7	8.2	0.2	1.1
ADA24R007	Q2 2024	Adams	50.3	57.9	7.6	0.2	1.5
GEM24R300	Q2 2024	Jupiter	38.1	45.7	7.6	0.2	0.7
GEM24D67	Q2 2024	Jupiter	80.3	88.4	8.1	0.2	0.4
MCM24R005	Q3 2024	Daisy	32.0	36.6	4.6	0.3	4.0
ADA24D002	Q1 2024	Adams	35.8	40.8	5.0	0.3	2.4
GEM24R295	Q2 2024	Jupiter	86.9	91.4	4.6	0.3	2.2
DFD24R001	Q2 2024	Diamondfield	77.7	82.3	4.6	0.3	1.1
ADA24R009	Q2 2024	Adams	9.1	15.2	6.1	0.2	2.1
GEM24R311	Q2 2024	Jupiter	64.0	70.1	6.1	0.2	0.4
ADA24D007	Q1 2024	Adams	8.6	16.2	7.5	0.2	0.6
DFD24R006	Q2 2024	Diamondfield	96.0	102.1	6.1	0.2	1.6
GEM24R298	Q2 2024	Jupiter	7.6	10.7	3.1	0.4	0.4
GEM24R252	Q2 2024	Jupiter	79.3	85.3	6.1	0.2	0.4
MCM24R009	Q3 2024	Daisy	100.6	105.2	4.6	0.2	0.1
GEM24D63	Q2 2024	Jupiter	12.5	16.2	3.7	0.3	3.3
DFD24R006	Q2 2024	Diamondfield	50.3	54.9	4.6	0.2	0.9
GEM24D63	Q2 2024	Jupiter	36.6	41.2	4.6	0.2	0.6
ADA24D004	Q1 2024	Adams	56.1	61.9	5.8	0.2	2.5
GEM24R280	Q2 2024	Jupiter	0.0	6.1	6.1	0.2	0.4
ADA24D012	Q1 2024	Adams	29.0	33.8	4.9	0.2	2.4
DFD24R003	Q2 2024	Diamondfield	134.1	137.2	3.1	0.3	0.7
ADA24D016	Q2 2024	Adams	6.7	11.3	4.6	0.2	2.4
GEM24R285	Q2 2024	Jupiter	30.5	35.1	4.6	0.2	0.4
GEM24R298	Q2 2024	Jupiter	16.8	21.3	4.6	0.2	0.3
GEM24R316	Q3 2024	Jupiter	39.6	44.2	4.6	0.2	1.2
ADA24R007	Q2 2024	Adams	38.1	44.2	6.1	0.2	3.3
GEM24R298	Q2 2024	Jupiter	27.4	30.5	3.1	0.3	0.4
GEM24R265	Q2 2024	Jupiter	15.2	19.8	4.6	0.2	0.1
GEM24R270	Q2 2024	Jupiter	25.9	30.5	4.6	0.2	0.3
ADA24D015	Q2 2024	Adams	24.5	27.7	3.2	0.3	0.8
DFD24D001	Q2 2024	Diamondfield	75.0	78.3	3.4	0.3	1.8
GEM24R318	Q3 2024	Jupiter	47.2	51.8	4.6	0.2	0.3
DFD24D001	Q2 2024	Diamondfield	45.1	49.7	4.6	0.2	0.5
DFD24D001	Q2 2024	Diamondfield	64.9	69.5	4.6	0.2	1.1
DFD24D003	Q2 2024	Diamondfield	65.2	69.3	4.1	0.2	0.7
ADA24D015	Q2 2024	Adams	0	3.1	3.1	0.3	0.4
DFD24R004	Q2 2024	Diamondfield	3.1	7.6	4.6	0.2	0.4
GEM24D73	Q2 2024	Jupiter	90.2	93.9	3.7	0.2	0.6
GEM24R262	Q2 2024	Jupiter	16.8	19.8	3.1	0.2	0.7
GEM24R300	Q2 2024	Jupiter	50.3	54.9	4.6	0.2	0.7
DFD24D002	Q2 2024	Diamondfield	58.8	63.4	4.6	0.2	0.5
GEM24R241	Q1 2024	Jupiter	35.1	38.1	3.1	0.2	0.6
GEM24R250	Q2 2024	Jupiter	0	3.1	3.1	0.2	0.8
GEM24R282	Q2 2024	Jupiter	80.8	83.8	3.1	0.2	1.0
GEM24R306	Q2 2024	Jupiter	42.7	45.7	3.1	0.2	0.3
GEM24R288	Q2 2024	Jupiter	68.6	71.6	3.1	0.2	0.4
GEM24R293	Q2 2024	Jupiter	25.9	29.0	3.1	0.2	0.4
MCM24R022	Q3 2024	Daisy	53.3	56.4	3.1	0.2	0.2
GEM24R285	Q2 2024	Jupiter	50.3	53.3	3.1	0.2	0.4
GEM24R320	Q3 2024	Jupiter	19.8	22.9	3.1	0.2	0.4
GEM24R262	Q2 2024	Jupiter	56.4	59.4	3.1	0.2	0.4
ADA24D014	Q1 2024	Adams	89.0	92.1	3.1	0.2	0.9
ADA24D001	Q1 2024	Adams	No significant intercepts

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill HoleID	Quarter Drilled	Prospect	From (m)	To (m)	Length (m)	Au (ppm)	Ag (ppm)
ADA24D005	Q1 2024	Adams	No significant intercepts				
ADA24D009	Q1 2024	Adams	No significant intercepts				
ADA24D010	Q1 2024	Adams	No significant intercepts				
ADA24D013	Q1 2024	Adams	No significant intercepts				
ADA24D017	Q2 2024	Adams	No significant intercepts				
ADA24D018	Q2 2024	Adams	No significant intercepts				
ADA24D021	Q2 2024	Adams	No significant intercepts				
ADA24R001	Q2 2024	Adams	No significant intercepts				
ADA24R005	Q2 2024	Adams	No significant intercepts				
ADA24R010	Q2 2024	Adams	No significant intercepts				
ADA24R012	Q3 2024	Adams	No significant intercepts				
DFD24D004	Q2 2024	Diamondfield	No significant intercepts				
DFD24D005	Q2 2024	Diamondfield	No significant intercepts				
DFD24R007	Q2 2024	Diamondfield	No significant intercepts				
DFD24R009	Q2 2024	Diamondfield	No significant intercepts				
GEM24D65	Q2 2024	Jupiter	No significant intercepts				
GEM24D66	Q2 2024	Jupiter	No significant intercepts				
GEM24D68	Q2 2024	Jupiter	No significant intercepts				
GEM24D69	Q2 2024	Jupiter	No significant intercepts				
GEM24D70	Q2 2024	Jupiter	No significant intercepts				
GEM24D75	Q2 2024	Jupiter	No significant intercepts				
GEM24R243	Q1 2024	Jupiter	No significant intercepts				
GEM24R244	Q1 2024	Jupiter	No significant intercepts				
GEM24R245	Q1 2024	Jupiter	No significant intercepts				
GEM24R247	Q1 2024	Jupiter	No significant intercepts				
GEM24R253	Q2 2024	Jupiter	No significant intercepts				
GEM24R254	Q2 2024	Jupiter	No significant intercepts				
GEM24R263	Q2 2024	Jupiter	No significant intercepts				
GEM24R266	Q2 2024	Jupiter	No significant intercepts				
GEM24R267	Q2 2024	Jupiter	No significant intercepts				
GEM24R268	Q2 2024	Jupiter	No significant intercepts				
GEM24R269	Q2 2024	Jupiter	No significant intercepts				
GEM24R271	Q2 2024	Jupiter	No significant intercepts				
GEM24R274	Q2 2024	Jupiter	No significant intercepts				
GEM24R276	Q2 2024	Jupiter	No significant intercepts				
GEM24R277	Q2 2024	Jupiter	No significant intercepts				
GEM24R278	Q2 2024	Jupiter	No significant intercepts				
GEM24R283	Q2 2024	Jupiter	No significant intercepts				
GEM24R287	Q2 2024	Jupiter	No significant intercepts				
GEM24R296	Q2 2024	Jupiter	No significant intercepts				
GEM24R303	Q2 2024	Jupiter	No significant intercepts				
GEM24R304	Q2 2024	Jupiter	No significant intercepts				
GEM24R305	Q2 2024	Jupiter	No significant intercepts				
GEM24R309	Q2 2024	Jupiter	No significant intercepts				
GEM24R310	Q2 2024	Jupiter	No significant intercepts				
GEM24R313	Q2 2024	Jupiter	No significant intercepts				
GEM24R314	Q2 2024	Jupiter	No significant intercepts				
GEM24R315	Q2 2024	Jupiter	No significant intercepts				
GEM24R317	Q3 2024	Jupiter	No significant intercepts				
GEM24R321	Q3 2024	Jupiter	No significant intercepts				
GEM24R322	Q3 2024	Jupiter	No significant intercepts				
LND24D001	Q2 2024	Linda	No significant intercepts				
LND24D002	Q2 2024	Linda	No significant intercepts				
LND24D003	Q2 2024	Linda	No significant intercepts				
LND24D004	Q2 2024	Linda	No significant intercepts				
LND24R001	Q3 2024	Linda	No significant intercepts

centerraGOLD

Centerra Gold Inc. - Goldfield District Project
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill HoleID	Quarter Drilled	Prospect	From (m)	To (m)	Length (m)	Au (ppm)	Ag (ppm)
LND24R002	Q3 2024	Linda	No significant intercepts				
MCM24D002	Q2 2024	Daisy	No significant intercepts				
MCM24R001	Q2 2024	Daisy	No significant intercepts				
MCM24R002	Q2 2024	Daisy	No significant intercepts				
MCM24R007	Q3 2024	Daisy	No significant intercepts				
MCM24R008	Q3 2024	Daisy	No significant intercepts				
MCM24R010	Q3 2024	Daisy	No significant intercepts				
MCM24R011	Q3 2024	Daisy	No significant intercepts				
MCM24R012	Q3 2024	Daisy	No significant intercepts				
MCM24R013	Q3 2024	Daisy	No significant intercepts				
MCM24R015	Q3 2024	Daisy	No significant intercepts				
MCM24R016	Q3 2024	Daisy	No significant intercepts				
MCM24R017	Q3 2024	Daisy	No significant intercepts				
MCM24R019	Q3 2024	Daisy	No significant intercepts				
MCM24R020	Q3 2024	Daisy	No significant intercepts				
MCM24R021	Q3 2024	Daisy	No significant intercepts				

Notes: Assays are reported true values without top cutting. Reported intervals are equal to or longer than 10.0 ft, grade greater than 0.15 g/t Au and include maximum internal waste of 10.0 ft where it exists. Including intervals are greater than 3.0 g/t Au grade. Regarding true width – for GEM ~70-90%.

Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release as of February 20, 2025.

centerra GOLD

Centerra Gold Inc. - Oakley Project
Drill Hole Locations
Period: from January 1, 2024 to December 31, 2024

Hole ID	Quarter Drilled	Location	Location Easting**	Location Northing**	Elevation (m)	Length (m)	Collar Azimuth***	Collar Dip	Purpose
BHC-24-30	Q4 2024	Blue Hill	261091.92	4656591.80	1805.14	110	320.71	-69.67	Exploration
BHC-24-31	Q4 2024	Blue Hill	261002.10	4656556.12	1821.52	211	321.82	-50.31	Exploration
BHC-24-32	Q4 2024	Blue Hill	261087.99	4656471.19	1836.53	181	136.80	-59.76	Exploration
BHC-24-33	Q4 2024	Blue Hill	260627.57	4656879.60	1753.31	201	140.91	-79.67	Exploration
BHC-24-34	Q4 2024	Blue Hill	260645.88	4656678.50	1787.71	222	136.57	-75.54	Exploration
BHC-24-35	Q4 2024	Blue Hill	261173.51	4656292.61	1862.24	98	136.59	-59.22	Exploration
BHC-24-36	Q4 2024	Blue Hill	260742.88	4656005.35	1815.06	104	225.64	-45.25	Exploration
BHC24R001	Q4 2024	Blue Hill	261090.54	4656592.62	1806.65	154	140.00	-68.51	Exploration
BHC24R002	Q4 2024	Blue Hill	261216.01	4656421.53	1856.22	140	320.03	-59.85	Exploration
BHC24R003	Q4 2024	Blue Hill	261003.33	4656559.48	1822.36	137	270.74	-89.49	Exploration
BHC24R004	Q4 2024	Blue Hill	260900.95	4656528.30	1839.23	241	320.23	-57.66	Exploration
BHC24R005	Q4 2024	Blue Hill	260901.55	4656527.32	1841.00	160	140.10	-69.33	Exploration
BHC24R006	Q4 2024	Blue Hill	261076.16	4656295.65	1861.27	191	139.95	-59.33	Exploration
BHC24R007	Q4 2024	Blue Hill	260771.40	4656492.51	1855.99	261	139.84	-58.88	Exploration
BHC24R008	Q4 2024	Blue Hill	261072.11	4656192.59	1860.15	163	155.00	-89.19	Exploration
BHC24R009	Q4 2024	Blue Hill	260734.21	4656001.85	1815.04	258	150.00	-50.05	Exploration
BHC24R010	Q4 2024	Blue Hill	260827.63	4656079.52	1821.21	244	45.00	-49.70	Exploration
BHC24R011	Q4 2024	Blue Hill	260893.11	4656130.76	1829.60	224	45.00	-48.54	Exploration
BHC24R012	Q4 2024	Blue Hill	260978.50	4656214.13	1843.57	197	45.00	-48.74	Exploration
BHC24R013	Q4 2024	Blue Hill	261238.55	4656014.67	1898.71	203	330.00	-59.55	Exploration
BHC24R014	Q4 2024	Blue Hill	260581.81	4656296.59	1798.97	252	30.00	-58.74	Exploration
CC-24-04	Q3 2024	Cold Creek	263563.51	4662455.45	2110.71	153	98.97	-69.53	Exploration
CC-24-05	Q3 2024	Cold Creek	263560.75	4662455.90	2110.79	169	281.10	-70.41	Exploration
CC-24-06	Q3 2024	Cold Creek	263450.31	4662154.70	2131.00	185	268.76	-64.78	Exploration
CC-24-07	Q3 2024	Cold Creek	263448.99	4662158.18	2131.34	212	185.27	-64.93	Exploration
RR-24-01	Q3 2024	Red Rocks	260172.56	4662401.63	1678.46	125	265.59	-59.73	Exploration
RR-24-02	Q3 2024	Red Rocks	260169.67	4662402.12	1678.00	113	77.96	-60.03	Exploration
RR-24-03	Q3 2024	Red Rocks	260108.70	4662343.99	1661.12	89	95.52	-44.76	Exploration
WR-24-01	Q3 2024	White Rocks	260681.19	4657955.08	1740.39	199	50.48	-70.24	Exploration
WR-24-02	Q3 2024	White Rocks	260681.26	4657955.09	1740.81	176	229.06	-69.20	Exploration
WR-24-03	Q4 2024	White Rocks	260373.51	4657634.18	1748.56	244	44.60	-69.44	Exploration
WR-24-04	Q4 2024	White Rocks	260535.31	4657479.21	1765.49	205	49.84	-68.97	Exploration

**Projection: NAD83 UTM Zone 12N

***Azimuth: Relative to True North

Centerra Gold Inc. - Oakley Project
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill HoleID	Quarter Drilled	Prospect	From	To (m)	Length (m)	Au (ppm)	Ag (ppm)
BHC24R007	Q4 2024	Blue Hill	161.6	228.6	67.0	0.496	5.83
BHC24R005	Q4 2024	Blue Hill	50.3	114.3	64.0	0.313	2.74
BHC24R003	Q4 2024	Blue Hill	83.8	108.2	24.4	0.453	4.73
CC-24-04	Q3 2024	Cold Creek	37.2	58.1	20.9	0.504	4.00
BHC24R001	Q4 2024	Blue Hill	24.4	44.2	19.8	0.422	4.19
BHC24R007	Q4 2024	Blue Hill	89.9	111.3	21.4	0.346	3.11
BHC24R005	Q4 2024	Blue Hill	131.1	160.0	28.9	0.247	6.88
CC-24-07	Q3 2024	Cold Creek	191.8	201.6	9.9	0.694	1.19
BHC24R003	Q4 2024	Blue Hill	19.8	38.1	18.3	0.368	2.32
BHC-24-31	Q4 2024	Blue Hill	46.2	62.3	16.1	0.314	4.44
BHC-24-30	Q4 2024	Blue Hill	38.2	59.5	21.3	0.234	2.88
CC-24-04	Q3 2024	Cold Creek	7.8	28.0	20.3	0.242	1.47
BHC24R006	Q4 2024	Blue Hill	155.5	178.3	22.8	0.205	3.61
CC-24-07	Q3 2024	Cold Creek	199.8	200.8	1.0	4.539	0.90
BHC-24-30	Q4 2024	Blue Hill	14.0	29.1	15.2	0.299	2.93
BHC-24-31	Q4 2024	Blue Hill	33.2	42.2	9.0	0.470	1.41
CC-24-04	Q3 2024	Cold Creek	58.5	73.0	14.6	0.277	2.38
CC-24-07	Q3 2024	Cold Creek	206.6	211.6	5.0	0.753	1.28
CC-24-04	Q3 2024	Cold Creek	76.1	86.1	10.0	0.358	1.83
BHC24R007	Q4 2024	Blue Hill	61.0	73.2	12.2	0.261	1.13
CC-24-05	Q3 2024	Cold Creek	14.7	24.1	9.5	0.273	23.59
BHC24R005	Q4 2024	Blue Hill	33.6	44.2	10.7	0.236	0.67
BHC24R003	Q4 2024	Blue Hill	111.3	120.4	9.1	0.273	8.74
BHC24R001	Q4 2024	Blue Hill	50.3	56.4	6.1	0.399	3.56
CC-24-05	Q3 2024	Cold Creek	90.6	97.6	7.0	0.320	2.06
BHC24R007	Q4 2024	Blue Hill	33.6	39.6	6.1	0.352	0.65
BHC24R010	Q4 2024	Blue Hill	225.6	233.2	7.6	0.24	3.7
CC-24-05	Q3 2024	Cold Creek	65.9	71.7	5.8	0.256	3.26
BHC24R007	Q4 2024	Blue Hill	44.2	48.8	4.6	0.326	0.97
BHC24R005	Q4 2024	Blue Hill	118.9	128.0	9.1	0.158	2.24
BHC24R004	Q4 2024	Blue Hill	36.6	42.7	6.1	0.234	0.68
BHC24R005	Q4 2024	Blue Hill	18.3	24.4	6.1	0.229	0.90
CC-24-04	Q3 2024	Cold Creek	150.3	153.3	3.1	0.424	10.40
BHC24R003	Q4 2024	Blue Hill	73.2	77.7	4.6	0.267	5.55
CC-24-05	Q3 2024	Cold Creek	105.3	112.3	7.0	0.169	1.06
BHC24R004	Q4 2024	Blue Hill	82.3	88.4	6.1	0.165	2.02
BHC24R004	Q4 2024	Blue Hill	59.5	64.0	4.6	0.210	1.26
BHC-24-31	Q4 2024	Blue Hill	27.2	30.2	3.0	0.306	0.93
BHC-24-34	Q4 2024	Blue Hill	12	15.7	3.7	0.234	1.4
BHC-24-30	Q4 2024	Blue Hill	1.6	5.6	4.0	0.213	4.08
BHC24R001	Q4 2024	Blue Hill	1.5	6.1	4.6	0.177	0.60
CC-24-05	Q3 2024	Cold Creek	72.3	76.0	3.8	0.217	2.27
CC-24-05	Q3 2024	Cold Creek	79.0	82.5	3.6	0.222	1.65
CC-24-07	Q3 2024	Cold Creek	183.8	188.5	4.7	0.152	3.05
BHC24R007	Q4 2024	Blue Hill	128.0	131.1	3.1	0.166	0.95
BHC24R007	Q4 2024	Blue Hill	149.4	152.4	3.0	0.158	11.85
BHC-24-32	Q4 2024	Blue Hill	Assay results pending				
BHC-24-35	Q4 2024	Blue Hill	Assay results pending				
BHC-24-36	Q4 2024	Blue Hill	Assay results pending				
BHC24R008	Q4 2024	Blue Hill	No significant intercepts				
BHC24R009	Q4 2024	Blue Hill	Assay results pending				
BHC24R011	Q4 2024	Blue Hill	Assay results pending				
BHC24R012	Q4 2024	Blue Hill	Assay results pending				
BHC24R013	Q4 2024	Blue Hill	Assay results pending				
BHC24R014	Q4 2024	Blue Hill	Assay results pending				
CC-24-06	Q3 2024	Cold Creek	No significant intercepts

Centerra Gold Inc. - Oakley Project
Drill Hole Assay Results
Period: from January 1, 2024 to December 31, 2024

Drill HoleID	Quarter Drilled	Prospect	From	To (m)	Length (m)	Au (ppm)	Ag (ppm)
RR-24-01	Q3 2024	Red Rocks	No significant intercepts				
RR-24-02	Q3 2024	Red Rocks	No significant intercepts				
RR-24-03	Q3 2024	Red Rocks	No significant intercepts				
WR-24-01	Q3 2024	White Rocks	No significant intercepts				
WR-24-02	Q3 2024	White Rocks	No significant intercepts				
WR-24-03	Q4 2024	White Rocks	No significant intercepts				
WR-24-04	Q4 2024	White Rocks	No significant intercepts				

Notes: Assays are reported true values without top cutting. Reported intervals are equal to or longer than 3.0m, grade greater than 0.15 g/t Au and include maximum internal waste of 3.0m, where it exists. Including intervals are greater than 3.0 g/t Au grade. Regarding true width – for Oakley ~60-80%.

Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra's qualified person for the purpose of National Instrument 43-101. This information should be read together with our news release as of February 20, 2025.

Centerra Gold Inc. - Öksüt Gold Mine
Drill Hole Locations
Period: from January 1, 2024 to December 31, 2024

Hole ID	Quarter Drilled	Location Easting	Location Northing	Elevation (m)	Length (m)	Collar Azimuth	Collar Dip	Zone
ODD0748	Q4 2024	719,505	4,239,794	1,688	431.00	90	-85	Guneytepe
ODD0749	Q4 2024	719,920	4,239,021	1,864	722.90	60	-45	Yelibelen

Projection: UTM ED50 Zone 36N
Azimuth: Relative to True North

Ag (ppm) Au (ppm) Length (m) To (m) From Prospect Quarter Drilled Drill HoleID Assay results pending Guneytepe Q4 2024 ODD0748 Assay results pending Yelibelen Q4 2024 ODD0749 Notes: Assay results are true values without top cutting. Reported intervals are longer than 5 metres and greater than 0.20 g/t Au with a maximum of 5 metres internal dilution allowed. True widths for mineralized zones are about 60% to 90% of stated down hole interval. Oxidation assignment is a visual discrimination from core logging. Richard Adofo, a member of the Professional Association of Geoscientist Ontario, is Centerra’s qualified person for the purpose of National Instrument 43 - 101. This information should be read together with our news release of February 20, 2025. Centerra Gold Inc. - Öksüt Gold Mine Drill Hole Assay Results Period: from January 1, 2024 to December 31, 2024

Sampling Method and QA/QC • The core (typically NQ diameter) was cut in half; one half of the cut core remains in the core box for reference, while the other half was sent to the laboratory for assaying. • While sampling drill core, the logging geologists inserted commercial certified reference materials (CRMs) and coarse blank samples alternately into the sample sequence every 10 samples. oClean coarse marble landscape rocks were used for blank material. oCRMs were matched to the grade and rock type specific to the project, with a range of CRMs used to reflect both low - and high - grade samples. It was at the logging geologist’s discretion which CRM was inserted at any given time. • Field and coarse reject duplicates were inserted alternately into the sample sequence every 20 samples. oField duplicates were prepared by quartering the half - core, with one quarter sent for analysis with a unique sample ID, and the other remaining in the core box. oCoarse reject duplicates were prepared at BV labs prior to sample pulverization. • Quality control samples accounted for ~15% of the assay database, in line with industry best practices. • After the assay results were received from the lab, gold and copper assays were checked by a Centerra database manager. Any failures of quality control samples triggered an investigation, and corresponding batches were re - assayed. • Chain of custody was maintained by Centerra staff until samples were delivered to the laboratory. • After completion of individual programs approximately 5% of the sample pulps from BV were submitted to SGS laboratory in Burnaby, British Columbia as an independent check for analytical bias and accuracy. • Annually, Centerra prepares an internal analytical QAQC report. Centerra Gold Inc. - Mount Milligan & Kemess NOTES Sample Preparation and Laboratory • Centerra uses Bureau Veritas (BV) for all its primary laboratory analyses in Canada. • BV’s laboratories in North America are registered to ISO 9001; BV’s analytical laboratory in Vancouver, British Columbia is accredited by the Standards Council of Canada (SCC) to ISO 17025:2017 for the following analytical packages used by Centerra: FA430, FA530, MA200, MA404, and TC000 (accreditation No. 720). The current accreditation is valid until October 7, 2027. • Centerra uses SGS Canada Inc. (SGS) for umpire laboratory analyses. • SGS laboratory in Vancouver, British Columbia is accredited to ISO 17025:2017 (Accreditation No. 744) by the Standards Council of Canada (SCC) for analytical tests used by Centerra. The current accreditation is valid until April 5, 2028. • Samples were crushed, split using a riffle splitter, and 250 g samples were pulverized to ≥ 85% passing 75 μm (Code PRP80 - 250). • Gold was assayed using a 30 g fire assay with atomic absorption spectrometry (AAS) finish (Code FA430). Gold results over the upper detection limit of the method (≥ 10 ppm) triggered 30 g fire assay with gravimetric finish (FA530). • All samples were also analyzed for 45 other elements, including copper and base metals, using a 4 - acid digest followed by inductively coupled plasma mass spectrometry/emission spectroscopy (ICP - MS/ES) on 0.25 g aliquots (Code MA200). Copper results ≥ 1% triggered analysis using ICP - MS with AAS finish (Code MA404) on 0.50 g aliquots. Silver results ≥ 100 ppm triggered 30 g fire assay with gravimetric finish (Code FA530). Sulfur >10% triggered Leco analysis (Code TC000). • Mercury was analyzed using an aqua regia digest with cold vapor atomic absorption spectrometry finish (Code CV400).

Sample Preparation and Laboratory • Centerra uses Bureau Veritas (BV) for all its primary laboratory analyses. • BV’s laboratories in North America are registered to ISO 9001; BV’s analytical laboratory in Vancouver, British Columbia is accredited by the Standards Council of Canada (SCC) to ISO 17025:2017 for the following analytical packages used by Centerra: FA430, FA530, MA200, MA404, AQ201 and TC000 (accreditation No. 720). The current accreditation is valid until October 7, 2027. • BV’s analytical laboratories in the United States are accredited by the Standards Council of Canada (SCC) to ISO 17025:2017 for the following analytical packages used by Centerra: FA430/FA450, FA530/FA550 (accreditation No. 151091). The Scope of Accreditation applies to BV’s three off - site sample preparation laboratories that are monitored regularly for quality control and assurance practices. The current accreditation is valid until June 12, 2027. • Sample preparation involved crushing 1kg samples to 100% passing 2mm, splitting, and 500 g samples were pulverized to ≥ 85% passing 200 mesh (Code PRP70 - 500). • Gold was analyzed by lead collection Fire Assay Fusion – Atomic Absorption Spectroscopy Finish (Code FA430/FA450) or Fire Assay Fusion – Gravimetric Finish (Code FA530/FA550). • All samples were also analyzed for 37 elements using and 1:1:1 Aqua Regia digestion with ICP - MS analysis spectrometry/emission spectroscopy (ICP - ES/MS) on 15 g aliquots (Code AQ201). Gold results ≥ 100 ppm triggered 30 g fire assay with gravimetric finish (Code FA530). Sampling Method and QA/QC • Reverse Circulation (RC) drilling samples were split at the drill rig using an industry - standard riffle splitter; the splits were bagged by staff geologists or by drill company staff. Samples were delivered by Centerra staff to the Bureau Veritas prep laboratories in Elko Nevada or Reno Nevada for preparation. • Core samples were cut in half by Centerra staff using a wet core saw; one half of the cut core remains in the core box for reference, while the other half was sent to the laboratory for assaying. • Site geologists inserted commercial certified reference materials (CRMs) and commercial blank materials into the sample sequence at rates of 3% respectively. • Field duplicate samples were inserted into the sample sequence every 100 samples, respectively. Pulp duplicates were inserted alternately into the sample sequence every ~30 samples. oField duplicates were prepared on site by Centerra staff using a wet core saw; one half of the core is cut in half resulting in two quarter cut samples. One quarter is used for the original sample, and the other quarter is used as the duplicate. oPulp duplicates were prepared by BV laboratories. Centerra staff directs laboratory as to which samples will be pulp duplicates. • Chain of custody was maintained by Centerra staff while the samples were on the individual sites either by locked doors or gates to prevent outside interference. Samples were promptly processed by Centerra staff and bagged, labeled and sealed. Samples were transported by Centerra staff or contracted to the Bureau Veritas lab delivery service. • Quality control samples accounted for ~10% of the assay database, in line with industry best practices. • After the assay results were received from the lab, assays were checked by a Centerra database manager. Any failures of quality control samples triggered an investigation, and corresponding batches were re - assayed. • Chain of custody was maintained by Centerra staff until samples were delivered to the laboratory. • Annually, Centerra prepares an internal analytical QAQC report. Centerra Gold Inc. - Goldfield & Oakley NOTES

Centerra Gold Inc. - Öksüt Gold Mine NOTES Sample Preparation and Laboratory • Centerra uses SGS Supervise Gözetme Etüd Kontrol Servisleri (SGS) for all its primary laboratory analyses in Türkiye. • SGS’s laboratories in Türkiye are registered to ISO 9001; SGS’s analytical laboratory in Ankara is accredited by TURKAK to ISO 17025:2017 for the following analytical packages used by Centerra: FAA505, AAS42S, ICM40B by four - acid digestion ICP - OES and ICP - MS after DIG40B, Sulphide CSA06V and Mercury ICM14B. The current accreditation is valid until October 7, 2027. • Centerra uses ALS Limited (ALS) for umpire laboratory analyses. • ALS laboratory in Izmir, Türkiye is accredited to ISO 9001:2008 – Quality Management Systems – Requirements, ISO/IEC 17025:2005 – General Requirements for the competence of calibration and testing laboratories and ISO 17025 certified by the Standards Council of Canada and are commercial laboratories independent of Centerra. • Samples were dried at 105 Σ C (Code DYR10), crushed to 75% passing 2mm (10 mesh), split using a rotary splitter, and 250 g samples were pulverized to ≥ 85% passing 200 mesh (Code PRP89). • Gold was assayed using a 50 g ﬁre assay with atomic absorption spectrometry (AAS) ﬁnish (Code FAA505). • All samples were also analyzed for 49 other elements, using a 4 - acid digest followed by a multi - element inductively coupled plasma atomic emission spectroscopy (ICP - AES) and inductively coupled plasma mass spectrometry (ICP - MS) scan (Code ICM40B). Copper results ≥ 10% triggered analysis using 4 - acid digestion with AAS finish (Code AAS42S) on 0.50 g aliquots. IR Combustion (LECO) is applied for total S results (Code: CSA06V). • Mercury was analyzed using two - acid digestion analysis followed by a multi element ICP - MS scan (Code ICM14B).

Centerra Gold Inc. - Öksüt Gold Mine NOTES Sampling Method and QA/QC • The core (typically NQ diameter) was cut in half; one half of the cut core remains in the core box for reference, while the other half was sent to the laboratory for assaying. • While sampling drill core, the logging geologists inserted commercial certiﬁed reference materials (CRMs) and coarse blank samples alternately into the sample sequence every 20 samples. oClean, coarse, locally sourced basalt was used for blank material. oCRMs were matched to the grade and rock type speciﬁc to the project, with a range of CRMs used to reﬂect both low - and high - grade samples. It was at the logging geologist’s discretion which CRM was inserted at any given time. • Field and coarse reject duplicates were inserted alternately into the sample sequence every 60 and 40 samples, respectively. oField duplicates were prepared by quartering the half - core, with one quarter sent for analysis with a unique sample ID, and the other remaining in the core box. oCoarse reject duplicates were prepared at SGS prior to sample pulverization. • Quality control samples accounted for ~8% of the assay database, in line with industry best practices. • After the assay results were received from the lab, they were checked by a Centerra database manager. Any failures of quality control samples triggered an investigation, and corresponding batches were re - assayed. • Chain of custody was maintained by Centerra staf until samples were delivered to the laboratory. • After completion of individual programs approximately 5% of the sample pulps from SGS were submitted to ALS Laboratuar Hizmetleri Ltd. Şti. In İzmir, a standard council of Canada accredited testing laboratory, for an independent check for analytical bias and accuracy. • Annually, Centerra prepares an internal analytical QAQC report.